UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 15, 2021

CBRE ACQUISITION HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39798	85-3448396
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

2100 McKinney Avenue Suite 1250 Dallas, Texas	75201
(Address of principal executive offices)	(Zip code)

(214) 979-6100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
SAILSM (Stakeholder Aligned Initial Listing) securities, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-fourth of one redeemable warrant	CBAH.U	New York Stock Exchange
Class A Common Stock included as part of the SAILSM securities	CBAH	New York Stock Exchange
Warrants included as part of the SAILSM securities, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.00	CBAH WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

CBRE Acquisition Holdings, Inc. (the “CBAH” or the “Company”) previously announced its planned business combination with Altus Power, Inc. (“Altus”).

Item 8.01.	Other Events

This Current Report on Form 8-K is being filed in order to provide as Exhibit 99.1 hereto the unaudited condensed consolidated financial statements of Altus as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, as Exhibit 99.2 hereto the unaudited pro forma condensed combined financial information of the Company, Altus, the Solar Project Companies (as defined in the Registration Statement (as defined below)), and the True Green Entities, as adjusted to give effect to the Business Combination (as defined below), the Solar Acquisition (as defined in the Registration Statement), the acquisition of the True Green Entities by Altus, and related transactions as of and for the nine months ended September 30, 2021 and the year ended December 31, 2020 (the “pro forma financial information”) and as Exhibit 99.3 hereto Management’s Discussion and Analysis of Financial Condition and Results of Operations of Altus for the nine months ended September 30, 2021 and 2020.

The pro forma financial information included in this Current Report on Form 8-K has been presented for informational purposes only. It does not purport to represent the actual results of operations that CBAH, Altus, the Solar Project Companies and the True Green Entities would have achieved had CBAH, Altus, the Solar Project Companies and the True Green Entities been combined during the periods presented in the pro forma financial information.

Additional Information

In connection with the Business Combination, CBAH filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2021, a definitive proxy statement for the stockholders of CBAH that also constitutes a prospectus with respect to the shares of CBAH common stock to be offered and sold to the stockholders of Altus. CBAH has also filed registration statement on Form S-4 (the “Registration Statement”) relating to the Business Combination that was declared effective by the SEC on November 5, 2021. CBAH and Altus urge investors, stockholders and other interested persons to read the Registration Statement and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the Business Combination, as these materials contain important information about Altus, CBAH and the Business Combination. The definitive proxy statement/prospectus has been mailed to stockholders of CBAH as of the record date for voting on the Business Combination. Stockholders are also able to obtain a copy of the definitive proxy statement/prospectus, without charge by directing a request to: CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201. The definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website (www.sec.gov).

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the planned business combination between Altus and CBAH (the “Business Combination”) and the other transactions contemplated by the business combination agreement entered into by Altus and CBAH (the “Business Combination Agreement”) and shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

CBAH, Altus and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the Business Combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement and the definitive proxy statement/prospectus.

Forward Looking Statements

This report contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus’ future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the business combination, the business plans, objectives, expectations and intentions of CBAH once the Business Combination and the other transactions contemplated thereby and change of name are complete (“New Altus”), and New Altus’ estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus’ management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus’ control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of CBAH or Altus or other conditions to closing in the Business Combination Agreement; (3) the ability of New Altus to meet the NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the business combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Business Combination disrupts Altus’ current plans and operations; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Business Combination; (9) the possibility that Altus and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus’ and New Altus’ business and/or the ability of the parties to complete the Business Combination; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus, New Altus or any of their respective directors or officers, following the announcement of the Business Combination; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and are provided in the Registration Statement and CBAH’s definitive proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus, the Business Combination or other matters and attributable to CBAH and Altus or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Item 9.01.	Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The unaudited condensed consolidated financial statements of Altus as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, and the notes to such financial statements, are filed hereto as Exhibit 99.1.

(b) Pro forma financial information.

The pro forma financial information, and the notes to the pro forma financial information, are filed herewith as Exhibit 99.2

(d) Exhibits

Exhibit Number	Description

99.1	Unaudited condensed consolidated financial statements of Altus Power, Inc. as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020, and the accompanying notes thereto.

99.2	Unaudited pro forma condensed combined financial information of CBRE Acquisition Holdings, Inc., Altus Power, Inc., the Solar Project Companies, and the True Green Entities as of and for the nine months ended September 30, 2021 and for the year ended December 31, 2020, and the accompanying notes thereto.

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations of Altus Power, Inc. for the nine months ended September 30, 2021 and 2020.

104	The cover page from this Current Report on Form 8-K, formatted in iXBRL (Inline Extensible Business Reporting Language).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 15, 2021

CBRE ACQUISITION HOLDINGS, INC.

By:	/s/ Cash J. Smith
Name:	Cash J. Smith
Title:	Chief Financial Officer

Exhibit 99.1

Altus Power, Inc.

Unaudited Condensed Consolidated financial statements as of September 30, 2021 and for the nine months ended September 30, 2021 and 2020

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30 2021 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021 AND SEPTEMBER 30, 2020

Unaudited condensed consolidated Statements of Operations for the nine months ended September 30, 2021 and September 30, 2020	3

Unaudited condensed consolidated Balance Sheets as of September 30, 2021 and December 31, 2020	4

Unaudited condensed consolidated Statements of Changes in Stockholder’s Deficit for the nine months ended September 30, 2021 and September 30, 2020	6

Unaudited condensed consolidated Statements of Cash Flows for the nine months ended September 30, 2021 and September 30, 2020	7

Notes to unaudited condensed consolidated Financial Statements	8

Altus Power, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(unaudited)

(In thousands, except share and per share data)

	Nine Months Ended September 30,
	2021	2020
Operating revenues, net	$50,222	$34,013
Operating expenses
Cost of operations (exclusive of depreciation and amortization shown separately below)	10,005	7,028
General and administrative	12,184	7,111
Depreciation, amortization and accretion expense	14,167	8,410
Acquisition and entity formation costs	1,186	440
Gain on fair value remeasurement of contingent consideration	(2,400)	—

Total operating expenses	$35,142	$22,989

Operating income	15,080	11,024
Other expenses
Other expenses, net	838	104
Interest expense, net	13,962	10,343
Loss on extinguishment of debt	3,245	—

Total other expense	$18,045	$10,447

(Loss) income before income tax benefit	$(2,965)	$577
Income tax benefit	1,497	881

Net (loss) income	$(1,468)	$1,458
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(186)	(8,346)

Net (loss) income attributable to Altus Power, Inc.	$(1,282)	$9,804

Cumulative preferred dividends and commitment fee earned on Series A redeemable preferred stock	(13,584)	(11,427)
Redeemable Series A preferred stock accretion	(1,616)	(1,622)

Net loss attributable to common stockholder – basic and diluted	$(16,482)	$(3,245)

Net loss per share attributable to common stockholder
Basic and diluted	$(16,017)	$(3,154)
Weighted average shares used to compute net loss per share attributable to common stockholder
Basic and diluted	1,029	1,029

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Altus Power, Inc.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(In thousands, except share and per share data)

	As of September 30, 2021	As of December 31, 2020
Assets
Current assets:
Cash	$34,273	$33,832
Current portion of restricted cash	3,110	3,465
Accounts receivable, net	11,556	5,752
Other current assets	9,254	1,748

Total current assets	58,193	44,797
Restricted cash, noncurrent portion	1,794	909
Property, plant and equipment, net	727,672	519,394
Intangible assets, net	16,403	11,758
Goodwill	1,965	—
Other assets	3,868	4,702

Total assets	$809,895	$581,560

Liabilities, redeemable noncontrolling interests, redeemable preferred stock and stockholder’s deficit
Current liabilities:
Accounts payable	$7,815	$1,571
Interest payable	3,149	2,665
Purchase price payable	3,162	2,638
Current portion of long-term debt, net	27,686	35,209
Other current liabilities	4,011	1,369

Total current liabilities	45,823	43,452
Long-term debt, net of current portion	503,630	353,934
Intangible liabilities, net	13,851	4,647
Asset retirement obligations	6,953	4,446
Deferred tax liability	9,268	11,001
Other long-term liabilities	5,699	6,774

Total liabilities	$585,224	$424,254
Commitments and contingent liabilities (Note 10)
Redeemable noncontrolling interests	15,167	18,311
Series A redeemable preferred stock $0.01 par value; 310,000 shares authorized; 290,000 and 208,000 shares issued and outstanding as of September 30, 2021 and December 31, 2020 (Liquidation preference $290,000 and $212,163, respectively)	283,199	203,747
Stockholder’s deficit
Common stock $1.00 par value; 10,000 shares authorized and 1,029 shares issued and outstanding as of September 30, 2021 and December 31, 2020	1	1
Additional paid-in capital	3,159	2,033
Accumulated deficit	(97,284)	(80,802)

Total stockholder’s deficit	$(94,124)	$(78,768)
Noncontrolling interests	20,429	14,016

Total deficit	$(73,695)	$(64,752)

Total liabilities, redeemable noncontrolling interests, redeemable preferred stock and deficit	$809,895	$581,560

The following table presents the assets and liabilities of the consolidated variable interest entities (Refer to Note 5).

(In thousands)	As of September 30, 2021	As of December 31, 2020
Assets of consolidated VIEs, included in total assets above:
Cash	$5,274	$7,288
Current portion of restricted cash	1,514	3,106
Accounts receivable, net	5,370	2,842
Other current assets	888	846
Restricted cash, noncurrent portion	1,122	352
Property, plant and equipment, net	387,994	344,140
Intangible assets, net	6,453	6,477
Other assets	428	358

Total assets of consolidated VIEs	$409,043	$365,409

Liabilities of consolidated VIEs, included in total liabilities above:
Accounts payable	$802	$876
Current portion of long-term debt, net	1,080	—
Other current liabilities	784	1,118
Long-term debt, net of current portion	20,633	—
Intangible liabilities, net	898	1,020
Asset retirement obligations	4,023	3,390
Other long-term liabilities	2,119	351

Total liabilities of consolidated VIEs	$30,339	$6,755

The accompanying notes are an integral part of these condensed consolidated financial statements.

Altus Power, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S DEFICIT

(unaudited)

(In thousands, except share data)

	Common Stock				Total	Non
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholder’s Deficit	Controlling Interests	Total Deficit
As of December 31, 2019	1,029	$1	$163	$(47,339)	$(47,175)	$8,430	$(38,745)
Cash contributions from noncontrolling interests	—	—	—	—	—	13,246	13,246
Accretion of Series A preferred stock	—	—	—	(1,622)	(1,622)	—	(1,622)
Stock-based compensation	—	—	62	—	62	—	62
Accrued dividends and commitment fees on Series A preferred stock	—	—	—	(11,427)	(11,427)	—	(11,427)
Cash distributions to common equity stockholder	—	—	—	(22,500)	(22,500)	—	(22,500)
Redemption of redeemable non-controlling interests	—	—	195	—	195	(541)	(346)
Cash distributions to noncontrolling interests	—	—	—	—	—	(627)	(627)
Noncontrolling interests assumed through acquisitions	—	—	—	—	—	925	925
Net income (loss)	—	—	—	9,804	9,804	(8,884)	920

As of September 30, 2020	1,029	$1	$420	$(73,084)	$(72,663)	$12,549	$(60,114)

	Common Stock				Total	Non
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholder’s Deficit	Controlling Interests	Total Deficit
As of December 31, 2020	1,029	$1	$2,033	$(80,802)	$(78,768)	$14,016	$(64,752)
Cash contributions from noncontrolling interests	—	—	—	—	—	2,708	2,708
Accretion of Series A preferred stock	—	—	—	(1,616)	(1,616)	—	(1,616)
Stock-based compensation	—	—	111	—	111	—	111
Accrued dividends and commitment fees on Series A preferred stock	—	—	—	(13,584)	(13,584)	—	(13,584)
Cash distributions to noncontrolling interests	—	—	—	—	—	(1,093)	(1,093)
Redemption of redeemable non-controlling interests	—	—	1,015	—	1,015	—	1,015
Non-controlling interests assumed through acquisitions	—	—	—	—	—	4,315	4,315
Net (loss) income	—	—	—	(1,282)	(1,282)	483	(799)

As of September 30, 2021	1,029	$1	$3,159	$(97,284)	$(94,124)	$20,429	$(73,695)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Altus Power, Inc.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(In thousands)

	Nine Months Ended September 30,
	2021	2020
Cash flows from operating activities
Net (loss) income	$(1,468)	$1,458
Adjustments to reconcile net (loss) income to net cash from operating activities:
Depreciation, amortization and accretion	14,167	8,410
Unrealized (gain) loss on interest rate swaps	(356)	943
Deferred tax benefit	(1,517)	(881)
Amortization of debt discount and financing costs	2,165	1,891
Loss on extinguishment of debt	3,245	—
Gain on fair value remeasurement of contingent consideration	(2,400)	—
Stock-based compensation	111	62
Other	(232)	164
Changes in assets and liabilities, excluding the effect of acquisitions
Accounts receivable	(2,384)	(4,300)
Other assets	(148)	344
Accounts payable	6,221	2,643
Interest payable	566	1,731
Other liabilities	278	124

Net cash provided by operating activities	18,248	12,589

Cash flows from investing activities
Capital expenditures	(10,255)	(28,277)
Payments to acquire businesses, net of cash and restricted cash acquired	(192,565)	—
Payments to acquire renewable energy facilities from third parties, net of cash and restricted cash acquired	(10,673)	(17,894)
Payments for customer and site lease acquisitions	—	(750)

Net cash used for investing activities	(213,493)	(46,921)

Cash flows provided by financing activities
Proceeds from issuance of long-term debt	288,922	78,253
Repayments of long-term debt	(148,790)	(39,222)
Payment of debt issuance costs	(2,247)	(1,031)
Payment of debt extinguishment costs	(1,477)	—
Payment of deferred transaction costs	(4,254)	—
Distributions to common equity stockholder	—	(22,500)
Proceeds from issuance of Series A preferred stock	82,000	14,500
Payment of dividends and commitment fees on Series A preferred stock	(17,748)	(12,950)
Payment of contingent consideration	(129)	(142)
Contributions from noncontrolling interests	2,708	23,927
Redemption of noncontrolling interests	(831)	(606)
Distributions to noncontrolling interests	(1,938)	(843)

Net cash provided by financing activities	196,216	39,386

Net increase in cash and restricted cash	971	5,054
Cash and restricted cash, beginning of period	38,206	32,137

Cash and restricted cash, end of period	$39,177	$37,191

Supplemental cash flow disclosure
Cash paid for interest, net of amounts capitalized	$11,404	$5,849
Cash paid for taxes	99	37
Non-cash investing and financing activities
Asset retirement obligations	$2,391	$955
Deferred transaction costs not yet paid	2,801	—
Debt assumed through acquisitions	—	16,020
Acquisitions of property and equipment included in other current liabilities	622	1,284
Accrued dividends and commitment fees on Series A preferred stock	13,584	11,427

The accompanying notes are an integral part of these condensed consolidated financial statements.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

1.	General

Company Overview

Altus Power, Inc., formerly known as Altus Power America, Inc., a Delaware corporation (the “Company”), headquartered in Stamford, Connecticut, develops, owns, constructs and operates small-scale utility, commercial, industrial, public sector and community photovoltaic solar energy generation and storage facilities for the purpose of producing and selling electricity to credit worthy counterparties under long-term offtake contracts. The solar energy facilities are owned by the Company in project specific limited liability companies (the “Solar Facility Subsidiaries”).

The Company is a subsidiary of Altus Power America Holdings, LLC (“Holdings” or the “Common equity stockholder”). Holdings and the Company were formed on October 10, 2014, upon receiving a capital commitment from GSO Capital Partners (“GSO”), a Blackstone Group company, through certain sub-advised funds. The capital was committed through preferred equity in Holdings and a loan to the Company. On October 3, 2016, Holdings and the Company upsized the GSO capital facility with an additional commitment from certain sub-advised funds and two new institutional investors (“Prior Capital Facility”).

On November 22, 2019 (“Closing Date”), Holdings and the Company completed a financing with the Blackstone Group through its subsidiaries GSO and Blackstone Insurance Solutions (“BIS”), totaling $551.0 million of funded and committed capital (“Blackstone Capital Facility”). Proceeds from the Blackstone Capital Facility were used to pay off and terminate the prior capital facility and to fund future development and acquisitions.

Business Combination Agreement

On July 12, 2021, the Company entered into a Business Combination Agreement with CBRE Acquisition Holdings, Inc (“CBAH”). Pursuant to the Business Combination Agreement, and subject to the terms and conditions therein, a subsidiary of CBAH (the “First Merger Sub”) will be merged with and into the Company, with the Company surviving the merger, and immediately thereafter the Company will be merged with and into another subsidiary of CBAH (the “Second Merger Sub”), with the Second Merger Sub continuing as the surviving entity. In connection with the consummation of the business combination, CBAH will change its name to “Altus Power, Inc.”

COVID-19

The spike of a novel strain coronavirus (“COVID-19”) in the first quarter of 2020 has caused significant volatility in the U.S. markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the U.S. economy. To date, there has not been a material impact on the Company’s business operations and financial performance. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend in part, on the length and severity of these restrictions and on the Company’s ability to conduct business in the ordinary course.

2. Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The Company prepares its unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and regulations of the U.S. Securities and Exchange Commission for interim financial reporting. The Company’s condensed consolidated financial statements include the results of wholly-owned and partially-owned subsidiaries in which the Company has a controlling interest. All intercompany balances and transactions have been eliminated in consolidation.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, and the related notes which provide a more complete discussion of the Company’s accounting policies and certain other information. The information as of December 31, 2020, included in the condensed consolidated balance sheets was derived from the Company’s audited consolidated financial statements. The condensed consolidated financial statements were prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, including normal recurring adjustments, which are, in the opinion of management, necessary for a fair statement of the Company’s financial position as of September 30, 2021, and the results of operations and cash flows for the nine months ended September 30, 2021, and 2020. The results of operations for the nine months ended September 30, 2021, are not necessarily indicative of the results that may be expected for the full year or any other future interim or annual period.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as the fair value of net assets acquired in connection with accounting for business combinations, the useful lives of the solar energy facilities, and inputs and assumptions used in the valuation of asset retirement obligations (“AROs”).

Segment Information

Operating segments are defined as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision makers are the co-chief executive officers. Based on the financial information presented to and reviewed by the chief operating decision makers in deciding how to allocate the resources and in assessing the performance of the Company, the Company has determined it operates as a single operating segment and has one reportable segment. The Company’s principal operations, revenue and decision-making functions are located in the United States.

Cash and Restricted Cash

Cash includes all cash balances on deposit with financial institutions that are denominated in U.S. dollars. Pursuant to the budgeting process, the Company maintains certain cash on hand for possible equipment replacement related costs.

The Company records cash that is restricted as to withdrawal or use under the terms of certain contractual agreements as restricted cash. Restricted cash is included in current portion of restricted cash and restricted cash, noncurrent portion on the condensed consolidated balance sheets and includes cash held with financial institutions for cash collateralized letters of credit pursuant to various financing and construction agreements.

The following table provides a reconciliation of cash and restricted cash reported within the condensed consolidated balance sheets. Cash and restricted cash consist of the following:

	As of September 30, 2021	As of December 31, 2020
Cash	$34,273	$33,832
Current portion of restricted cash	3,110	3,465
Restricted cash, noncurrent portion	1,794	909

Total	$39,177	$38,206

Accounts Receivable

Management considers receivables to be fully collectible. If amounts become uncollectible, they are charged to operations in the period in which that determination is made. U.S. GAAP requires that the allowance method be used to recognize bad debts. As of September 30, 2021, and December 31, 2020, the Company determined that the allowance for uncollectible accounts receivables is not material.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

The Company had one customer that accounted for 12.1% of total accounts receivable as of September 30, 2021, and no customers with over 10.0% of total revenue for the nine months ended September 30, 2021.

The Company had one customer that individually accounted for 12.4% of total accounts receivable as of December 31, 2020, and no customers with over 10% of total revenue for the nine months ended September 30, 2020.

Deferred Transaction Costs

Deferred transaction costs, which consist of direct incremental legal, consulting, and accounting fees relating to the merger transaction, as discussed in Note 1, are capitalized and will be recorded against proceeds upon the consummation of the transaction. In the event the merger transaction is terminated, deferred transaction costs will be expensed. As of September 30, 2021, and December 31, 2020, deferred transactions costs were $7.1 million and zero, respectively, which is included in other current assets on the condensed consolidated balance sheets. During the nine months ended September 30, 2021, the Company paid $4.3 million of deferred transaction costs and the remaining balance of $2.8 million was accrued for as of September 30, 2021, in other current liabilities on the unaudited condensed consolidated balance sheet.

Economic Concentrations

The Company and its subsidiaries own and operate solar generating facilities installed on buildings and land located across the United States. Future operations could be affected by changes in the economy, other conditions in those geographic areas or by changes in the demand for renewable energy.

Fair Value Measurements

The Company measures certain assets and liabilities at fair value, which is defined as the price that would be received from the sale of an asset or paid to transfer a liability (i.e., an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. Our fair value measurements use the following hierarchy, which prioritizes valuation inputs based on the extent to which the inputs are observable in the market.

•	Level 1—Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

•

Level 2—Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices for assets or liabilities that are identical or similar to the assets or liabilities being measured from markets that are not active. Also, model-derived valuations in which all significant inputs are observable in active markets are Level 2 valuation techniques.

•

Level 3—Valuation techniques in which one or more significant inputs are unobservable. Such inputs reflect our estimate of assumptions that market participants would use to price an asset or liability.

The Company holds various financial instruments that are not required to be recorded at fair value. For cash, restricted cash, accounts receivable, accounts payable, and short-term debt the carrying amounts approximate fair value due to the short maturity of these instruments.

In connection with the acquisition, discussed in Note 4 below, on December 22, 2020, contingent consideration of up to an aggregate of $10.5 million may be payable upon achieving certain market power rates and actual power volumes generated by the acquired solar energy facilities. The Company estimated the fair value of the contingent consideration for future earnout payments using a Monte-Carlo simulation model. Significant assumptions used in the measurement include the estimated volumes of power generation of acquired solar energy facilities during the 18-36-month period since the acquisition date, market power rates during the 36-month period, and the risk-adjusted discount rate associated with the business. As the inputs are not observable, the overall fair value measurement of the contingent consideration is classified as Level 3. Liability for the contingent consideration is included in other long-term liabilities in the condensed consolidated balance sheets at the estimated fair value of $2.7 million and $5.1 million as of September 30, 2021 and December 31, 2020, respectively. Gain on fair value remeasurement of contingent consideration of $2.4 million was recorded within operating income in the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2021. The gain was recorded due to changes in significant assumptions used in the measurement, including the actual versus estimated volumes of power generation of acquired solar energy facilities and market power rates.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

Financing Lease Obligations

Certain of the Company’s assets were financed with sale-leaseback arrangements. Proceeds received from a sale-leaseback are treated using the financing method when the sale of the solar energy facility is not recognizable. A sale is not recognized when the leaseback arrangements include a prohibited form of continuing involvement, such as an option or obligation to repurchase the assets under the Company’s master lease agreements. Under these arrangements, the Company does not recognize any profit until the sale is recognizable, which the Company expects to recognize at the end of the arrangement when the contract is canceled and the initial deposits received are forfeited by the financing party.

The Company is required to make rental payments throughout the leaseback arrangements. These payments shall be allocated between principal and interest payments using the Company’s incremental borrowing rate.

Site Lease Agreements

Certain Solar Facility Subsidiaries have entered into site lease agreements with third parties. Pursuant to the terms of certain of these lease agreements, the subsidiaries agreed to pay the third parties a fee escalating annually per the terms of the agreements.

U.S. GAAP requires that lease expense be recorded on a straight-line basis over the term of the lease. As of September 30, 2021, and December 31, 2020, $1.8 million and $1.2 million, respectively, have been recorded as other long-term liabilities on the condensed consolidated balance sheets relating to the difference between actual lease payments and straight-line lease expense.

Revenue Recognition

The Company derives its operating revenues principally from power purchase agreements, net metering credit agreements, solar renewable energy credits (“SRECs”), and performance based incentives.

Power Purchase Agreements

A portion of the Company’s power sales revenues is earned through the sale of energy (based on kilowatt hours) pursuant to terms of power purchase agreements (“PPAs”). PPAs that qualify as leases under ASC 840, Leases, or derivatives under ASC 815, Derivatives and Hedging, are not material and the majority of the Company’s PPAs are accounted for under ASC 606, Revenue from Contracts with Customers. The Company’s PPAs typically have fixed or floating rates and are generally invoiced on a monthly basis and as of September 30, 2021, have a weighted-average remaining life of 15 years. The Company typically sells energy and related environmental attributes (e.g., renewable energy credits (“RECs”)) separately to different customers and considers the delivery of power energy under PPAs to represent a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. The Company applied the practical expedient allowing the Company to recognize revenue in the amount that the Company has a right to invoice which is equal to the volume of energy delivered multiplied by the applicable contract rate. For certain of the Company’s rooftop solar energy facilities revenue is recognized net of immaterial pass-through lease charges collected on behalf of building owners.

Net Metering Credit Agreements

A portion of the Company’s power sales revenues are obtained through the sale of net metering credits under NMCAs which have a weighted-average remaining life of 19 years as of September 30, 2021. Net metering credits are awarded to the Company by the local utility based on kilowatt hour generation by solar energy facilities, and the amount of each credit is determined by the utility’s applicable tariff. The Company currently receives net metering credits from various utilities including Eversource Energy, National Grid Plc, and Xcel Energy. There are no direct costs associated with net metering credits, and therefore they do not receive an allocation of costs upon generation. Once awarded, these credits are then sold to third party offtakers pursuant to the terms of the offtaker agreements. The Company views each net metering credit in these arrangements as a distinct performance obligation satisfied at a point in time. Generally, the customer obtains control of net metering credits at the point in time when the utility assigns the generated credits to the Company account, who directs the utility to allocate to the customer based upon a schedule. The transfer of credits by the Company to the customer can be up to one month after the underlying power is generated. As a result, revenue related to NMCA is recognized upon delivery of net metering credits by the Company to the customer. The Company’s customers apply net metering credits as a reduction to their utility bills. There was no change in the revenue recognition policy for net metering credits as a result of adopting Topic 606.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

Solar Renewable Energy Certificates

The Company applies for and receives SRECs in certain jurisdictions for power generated by solar energy systems it owns. The quantity of SRECs is based on the amount of energy produced by the Company’s qualifying generation facilities. SRECs are sold pursuant to agreements with third parties, who typically require SRECs to comply with state-imposed renewable portfolio standards. Holders of SRECs may benefit from registering the credits in their name to comply with these state-imposed requirements, or from selling SRECs to a party that requires additional SRECs to meet its compliance obligations. The Company receives SRECs from various state regulators including New Jersey Board of Public Utilities, Massachusetts Department of Energy Resources, and Maryland Public Service Commission. There are no direct costs associated with SRECs and therefore, they do not receive an allocation of costs upon generation. Generally, individual SREC sales reflect a fixed quantity and fixed price structure over a specified term. The contracts related to SREC sales with a fixed price and quantity have maturity dates ranging from 2021 to 2026. The Company typically sells SRECs to different customers from those purchasing the energy under PPAs. The Company believes the sale of each SREC is a distinct performance obligation satisfied at a point in time and that the performance obligation related to each SREC is satisfied when each SREC is delivered to the customer. There was no change in the revenue recognition policy for SRECs as a result of adopting Topic 606.

Performance Based Incentives

Many state governments, utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentive for the installation and operation of a renewable energy facility. Up-front rebates provide funds based on the cost, size or expected production of a renewable energy facility. Performance-based incentives provide cash payments to a system owner based on the energy generated by their renewable energy facility during a pre-determined period, and they are paid over that time period. The Company recognizes revenue from state and utility incentives at the point in time in which they are earned.

Other Revenue

Other revenue of $1.7 million for the nine months ended September 30, 2021, and $0.4 million for the nine months ended September 30, 2020, consists primarily of rental income and sales of power on wholesale electricity market.

Accounting Pronouncements

If the Company is or becomes public, the Company will be provided the option to adopt new or revised accounting guidance as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as non-public business entities, including early adoption when permissible. The Company expects to elect to adopt new or revised accounting guidance within the same time period as non-public business entities, as indicated below.

Recent Accounting Pronouncements Adopted

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740), which simplifies the accounting for income taxes, primarily by eliminating certain exceptions to ASC 740. This standard is effective for fiscal periods beginning after December 15, 2020. The Company has adopted this standard as of the first quarter of 2021 and did not have a material impact on the condensed consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which primarily changes the lessee’s accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. This standard is effective for annual reporting periods beginning after December 15, 2021. The Company expects to adopt this guidance in fiscal year 2022. The Company is continuing the analysis of the contractual arrangements that may qualify as leases under the new standard and expects the most significant impact will be the recognition of the right-of-use assets and lease liabilities on the consolidated balance sheets.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and has since released various amendments including ASU No. 2019-04. The new standard generally applies to financial assets and requires those assets to be reported at the amount expected to be realized. The ASU is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

3. Revenue and accounts receivable

Disaggregation of Revenue

The following table presents the detail of revenues as recorded in the unaudited condensed consolidated statements of operations:

	Nine Months Ended September 30,
	2021	2020
Revenue under power purchase agreements	$12,341	$8,830
Revenue from net metering credits	17,922	9,757
Solar renewable energy certificate revenue	17,164	13,353
Performance based incentives	1,051	1,636
Other revenue	1,744	437

Total	$50,222	$34,013

Accounts receivable

The following table presents the detail of receivables as recorded in accounts receivable in the unaudited condensed consolidated balance sheets:

	As of September 30, 2021	As of December 31, 2020
Power purchase agreements	$2,897	$1,388
Net metering credits	4,950	3,016
Solar renewable energy certificates	3,456	1,108
Performance based incentives	94	135
Other	159	105

Total	$11,556	$5,752

Payment is typically received within 30-60 days for invoiced revenue as part of PPA and NMCAs. Receipt of payment relative to invoice date varies by customer for RECs. The Company does not have any other significant contract asset or liability balances related to revenues.

4. Acquisitions

2021 Acquisitions

Acquisition of Gridley

On January 14, 2021, the Company acquired a portfolio of two solar energy facilities (the “Gridley Acquisition”) located in California with a combined nameplate capacity of 4.3 MW from a third party for a total purchase price of $5.0 million, including $0.1 million of transaction related costs. This transaction was accounted for as an acquisition of assets, whereby the Company acquired $5.3 million of property, plant and equipment and assumed $0.3 million of other liabilities.

Acquisition of GES

On July 29, 2021, the Company acquired a portfolio of three solar energy facilities located in Connecticut, Iowa and New York (the “GES Acquisition”) with a combined nameplate capacity of 4.4 MW from a third party for a total purchase price of $5.8 million, including $0.2 million of transaction related costs. As of September 30, 2021, $0.4 million of total consideration remained payable to the seller and was included in purchase price payables on the unaudited condensed consolidated balance sheet. This transaction was accounted for as an acquisition of assets, whereby the Company acquired $5.9 million of property, plant and equipment and assumed $0.1 million of asset retirement obligations.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

Acquisition of TrueGreen

On August 25, 2021, APA Finance, LLC, a wholly-owned subsidiary of the Company, acquired a 79 MW portfolio of twenty eight solar energy facilities operating across seven US states. The portfolio was acquired from private equity funds managed by True Green Capital Management, LLC for total consideration of $197.4 million (“TrueGreen Acquisition”). The TrueGreen Acquisition was made pursuant to a purchase and sale agreement (the “PSA”) dated August 25, 2021, entered into by the Company to grow its portfolio of solar energy facilities. Pursuant to the PSA, the Company acquired 100% ownership interest in a holding entity that owns solar energy facilities. The Company accounted for the TrueGreen Acquisition under the acquisition method of accounting for business combinations. Under the acquisition method, the purchase price was allocated to the assets acquired and liabilities assumed on August 25, 2021, based on their estimated fair value. All fair value measurements of assets acquired and liabilities assumed, including the noncontrolling interests, were based on significant estimates and assumptions, including Level 3 (unobservable) inputs, which require judgment. Estimates and assumptions include the estimates of future power generation, commodity prices, operating costs, and appropriate discount rates.

The assets acquired and liabilities assumed are recognized provisionally on the consolidated balance sheets at their estimated fair values as of the acquisition date. The initial accounting for the business combination is not complete pending the final reconciliation of working capital adjustments with the seller. The provisional amounts are subject to revision until the reconciliation is completed and to the extent that additional information is obtained about the facts and circumstances that existed as of the acquisition date. Under U.S. GAAP, the measurement period shall not exceed one year from the acquisition date and the Company will finalize these amounts no later than August 25, 2022.

The following table presents the preliminary allocation of the purchase price to the assets acquired and liabilities assumed, based on their estimated fair values on August 25, 2021 (in thousands):

Assets
Accounts receivable	$3,420
Other assets	510
Property, plant and equipment	201,150
Intangible assets	5,225

Total assets acquired	210,305
Liabilities
Accounts Payable	23
Long-term debt	1,795
Intangible liabilities	10,115
Asset retirement obligations	1,998
Other liabilities	935

Total liabilities assumed	14,866
Non-controlling interest (1)	4,315
Goodwill	1,965

Total fair value of consideration transferred, net of cash acquired	$193,089

The fair value of consideration transferred, net of cash acquired, as of August 25, 2021, is determined as follows:

Cash consideration to the seller on closing	$136,689
Cash consideration to settle debt and interest rate swaps	51,523
Cash in escrow accounts	2,738
Purchase price payable	6,486

Total fair value of consideration transferred	197,436
Cash acquired	229
Restricted cash acquired	4,118

Total fair value of consideration transferred, net of cash acquired (2)	$193,089

(1)	The fair value of the non-controlling interests was determined using an income approach representing the best indicator of fair value and was supported by a discounted cash flow technique.
(2)

The Company paid $4.1 million of the purchase price payable after the acquisition date but prior to September 30, 2021. The remaining purchase price payable of $2.4 million was recorded as of September 30, 2021, on the condensed consolidated balance sheets.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

The impact of the TrueGreen Acquisition on the Company’s revenue and net loss in the unaudited condensed consolidated statements of operations was an increase of $2.4 million and decrease of $1.6 million for the nine months ended September 30, 2021, respectively.

Unaudited Pro Forma Combined Results of Operations

The following unaudited pro forma combined results of operations give effect to the TrueGreen Acquisition as if it had occurred on January 1, 2020. The unaudited pro forma combined results of operations are provided for informational purposes only and do not purport to represent the Company’s actual consolidated results of operations had the TrueGreen Acquisition occurred on the date assumed, nor are these financial statements necessarily indicative of the Company’s future consolidated results of operations. The unaudited pro forma combined results of operations do not reflect the costs of any integration activities or any benefits that may result from operating efficiencies or revenue synergies.

(In thousands)	For the nine months ended September 30, 2021 (unaudited)	For the nine months ended September 30, 2020 (unaudited)
Operating revenues	$66,853	$52,752
Net income	3,670	6,425

2020 Acquisitions

Solar Acquisition

On December 22, 2020, APA Finance, LLC, a wholly-owned subsidiary of the Company, acquired a portfolio of sixteen solar energy facilities with a combined nameplate capacity of 61.5 MW located in various states of the U.S. (“Solar Acquisition”) from a third party seller. The Solar Acquisition was made pursuant to a membership interest purchase agreement (the “Purchase Agreement”) dated December 22, 2020, entered into by the Company to grow its portfolio of solar energy facilities. Pursuant to the Purchase Agreement, the Company acquired 100% ownership interest in seven managing members of partnerships that own solar energy facilities. The Company accounted for the Solar Acquisition under the acquisition method of accounting for business combinations. Under the acquisition method, the purchase price was allocated to the assets acquired and liabilities assumed on December 22, 2020, based on their estimated fair value. All fair value measurements of assets acquired and liabilities assumed, including the noncontrolling interests, were based on significant estimates and assumptions, including Level 3 (unobservable) inputs, which require judgment. Estimates and assumptions include the estimates of future power generation, commodity prices, operating costs, and appropriate discount rates.

The assets acquired and liabilities assumed are recognized provisionally on the condensed consolidated balance sheets at their estimated fair values as of the acquisition date. The initial accounting for the business combination is not complete pending the final reconciliation of working capital adjustments with the seller. The provisional amounts are subject to revision until the reconciliation is completed to the extent that additional information is obtained about the facts and circumstances that existed as of the acquisition date. Under U.S. GAAP, the measurement period shall not exceed one year from the acquisition date and the Company will finalize these amounts no later than December 22, 2021. No adjustments to the initial accounting for the Solar Acquisition were recorded during the nine months ended September 30, 2021.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed, based on their estimated fair values on December 22, 2020 (in thousands):

Assets
Accounts receivable	$2,000
Other assets	672
Property, plant and equipment	128,050
Intangible assets	960

Total assets acquired	131,682
Liabilities
Accounts payable	747
Intangible liabilities	1,020
Asset retirement obligation	2,571
Other liabilities	441

Total liabilities assumed	4,779
Noncontrolling interests(1)	8,475

Total fair value of consideration transferred, net of cash acquired	$118,428

(1)	The fair value of the non-controlling interests was determined using an income approach representing the best indicator of fair value and was supported by a discounted cash flow technique.

During the nine months ended September 30, 2021, the Company paid $2.1 million of the purchase price payable. The remaining purchase price payable of $0.5 million and $2.6 million was recorded on the condensed consolidated balance sheets as of September 30, 2021, and December 31, 2020, respectively.

The contingent consideration is related to the estimated earnout cash payments of a maximum of $10.5 million dependent on actual market power rates during the 36-month period since the acquisition date and actual power generation of acquired solar generating facilities during the 18–36-month period since the acquisition date. The Company determined the estimated fair value of the contingent consideration at the acquisition date using a Monte-Carlo simulation model. The inputs include the estimated power generation volumes and power rates, and a risk-adjusted discount rate. The inputs are significant inputs not observable in the market, which are referred to as Level 3 inputs, refer to Note 2. The estimated fair value of contingent consideration of $2.7 million and $5.1 million was recorded as of September 30, 2021, and December 31, 2020, respectively, within other long-term liabilities on the condensed consolidated balance sheets. Gain on fair value remeasurement of contingent consideration of $2.4 million was recorded within operating income in the unaudited condensed consolidated statements of operations for the nine months ended September 30, 2021.

The amounts of the acquired projects’ revenues, operating income, net income (loss) and net income (loss) attributable to the Common equity stockholder included in the condensed consolidated statements of operations for the period from December 23, 2020, through December 31, 2020, were not material.

Unaudited Pro Forma Combined Results of Operations

The following unaudited pro forma combined results of operations give effect to the acquisition of the Solar Acquisition as if it had occurred on January 1, 2020. The unaudited pro forma combined results of operations are provided for informational purposes only and do not purport to represent the Company’s actual consolidated results of operations had the Solar Acquisition occurred on the date assumed, nor are these financial statements necessarily indicative of the Company’s future consolidated results of operations. The unaudited pro forma combined results of operations do not reflect the costs of any integration activities or any benefits that may result from operating efficiencies or revenue synergies. Pro forma results for the nine months ended September 30, 2021, are not presented below because the results of the Solar Acquisition are included in the Company’s September 30, 2021, unaudited condensed consolidated statement of operations for the nine-month period.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

(In thousands)	For the nine months ended September 30, 2020 (unaudited)
Operating revenues	$41,975
Net income	1,159

5. Variable Interest Entity

The Company consolidates all variable interest entities (“VIEs”) in which it holds a variable interest and is deemed to be the primary beneficiary of the variable interest entity. Generally, a VIE is an entity with at least one of the following conditions: (a) the total equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support, or (b) the holders of the equity investment at risk, as a group, lack the characteristics of having a controlling financial interest. The primary beneficiary of a VIE is required to consolidate the VIE and to disclose certain information about its significant variable interests in the VIE. The primary beneficiary of a VIE is the entity that has both 1) the power to direct the activities that most significantly impact the entity’s economic performance and 2) the obligations to absorb losses or receive benefits that could potentially be significant to the VIE.

The Company participates in certain partnership arrangements that qualify as VIEs. Consolidated VIEs consist of tax equity financing arrangements and partnerships in which an investor holds a noncontrolling interest and does not have substantive kick-out or participating rights. The Company, through its subsidiaries, is the primary beneficiary of such VIEs, because as the manager, it has the power to direct the day-to-day operating activities of the entity. In addition, the Company is exposed to economics that could potentially be significant to the entity given its ownership interest, therefore, has consolidated the VIEs as of September 30, 2021, and December 31, 2020. No VIEs were deconsolidated during the nine months ended September 30, 2021, and the twelve months ended December 31, 2020.

The obligations of the consolidated VIEs discussed in the following paragraphs are nonrecourse to the Company. In certain instances where the Company establishes a new tax equity structure, the Company is required to provide liquidity in accordance with the contractual agreements. The Company has no requirement to provide liquidity to purchase assets or guarantee performance of the VIEs unless further noted in the following paragraphs. The Company made certain contributions during the nine months ended September 30, 2021, as determined in the respective operating agreement.

The carrying amounts and classification of the consolidated VIE assets and liabilities included in condensed consolidated balance sheets are as follows:

	As of September 30, 2021	As of December 31, 2020
Current assets	$13,046	$14,082
Non-current assets	395,997	351,327

Total assets	$409,043	$365,409
Current liabilities	$2,666	$1,994
Non-current liabilities	27,673	4,761

Total liabilities	$30,339	$6,755

The amounts shown in the table above exclude intercompany balances which are eliminated upon consolidation. All of the assets in the table above are restricted for settlement of the VIE obligations, and all of the liabilities in the table above can only be settled using VIE resources.

The Company has not identified any VIEs during the nine months ended September 30, 2021, and the twelve months ended December 31, 2020, for which the Company determined that it is not the primary beneficiary and thus, did not consolidate.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

The Company considered qualitative and quantitative factors in determining which VIEs are deemed significant. During the nine months ended September 30, 2021, and the twelve months ended December 31, 2020, the Company consolidated twenty-one and sixteen VIEs, respectively of which one entity, Zildjian Solar V, LLC is deemed to be significant for the twelve months ended December 31, 2020. Zildjian Solar V, LLC represented 12.9% of total assets as of December 31, 2020. No VIEs were deemed significant as of September 30, 2021.

Zildjian Solar V, LLC is a tax equity partnership whose purpose is to own and operate fifteen solar energy facilities in in Hawaii, New Jersey, Massachusetts and Vermont. The Company was determined to be the primary beneficiary of Zildjian Solar V, LLC because, as the manager, it has the power to direct the day-to-day operating activities of this entity. In addition, as holder of 100% of the membership interests, the Company is exposed to economics that could potentially be significant to the entity. As such, the Company consolidated Zildjian Solar V, LLC under the VIE model as of September 30, 2021.

The below transactions affected the scope of VIEs consolidated by the Company during the nine months ended September 30, 2021, but the Company did not deem them significant:

Zildjian Solar XI Lessee, LLC

Zildjian Solar XI Lessee, LLC (“Zildjian XI”) was formed on March 15, 2021, by the Company, through its wholly-owned subsidiary, for the purposes of entering into a sale-leaseback structure to facilitate investment in solar facilities located in Massachusetts. During the nine months ended September 30, 2021, Zildjian XI sold five solar energy facilities located in Massachusetts and Minnesota with a total nameplate capacity of 10.5 MW to a third party (“Lessor”) for a total sales price of $28.5 million. In connection with these transactions, the Company and the Lessor entered into a master lease agreement under which the Company agreed to lease back solar energy facilities for an initial term of ten years.

The Company is the primary beneficiary of Zildjian XI; as such, Zildjian XI is classified as a VIE and is consolidated onto the Company’s consolidated balance sheets as of September 30, 2021. Proceeds from the sale are accounted for as financing lease obligations within long-term debt on the unaudited condensed consolidated balance sheet as of September 30, 2021. Refer to Note 6.

Zildjian Solar X, LLC

Zildjian Solar X, LLC (“Zildjian X”) was formed on December 4, 2020, by the Company as the sole owner. Zildjian X is a tax equity partnership whose purpose is to own and operate a solar energy facility with combined capacity of 4.2 MW in Massachusetts. Pursuant to the Limited Liability Company Agreement dated September 14, 2021 (the “ZX LLCA”), a third-party investor (“ZX Class A Member”) was admitted to the Company.

Pursuant to the ZX LLCA, profits and losses are allocated 99% to the ZX Class A Member and 1% to the Company until the flip date which is the first day of the calendar year that follows the fifth anniversary of the completion date of the last solar energy facility to achieve placed in service. After the flip date, profits and losses will be allocated 5.00% to the ZX Class A Member and 95.00% to the Company.

The Company was determined to be the primary beneficiary of Zildjian X because, as the manager, it has the power to direct the day-to-day operating activities of this entity. In addition, as holder of 100% of the management memberships interests, the Company is exposed to economics that could potentially be significant to the entity. As such, the Company consolidated Zildjian X under the VIE model as of September 30, 2021. The interest of the ZX Class A Member is reported as a noncontrolling interest on the accompanying unaudited condensed consolidated balance sheets.

TrueGreen Acquisition

As part of the TrueGreen Acquisition on August 25, 2021 (refer to Note 4) the Company acquired 100% of managing member interest in three partnerships Day Four Solar Holdings, LLC, Elizabeth Drive (Chester) Holdings, LLC, and Florence Solar Holdings, LLC as well as 100% interest in TGC Tolland, LLC, lessee in a sale leaseback transaction (refer to Note 6). The purpose of these entities is to acquire, own, hold, dispose of and otherwise deal with solar energy facilities. The Company was determined to be the primary beneficiary of these entities because, as the managing member, it has the power to direct the day-to- day operating activities of these entities. In addition, as holder of 100% of the managing member interests, the Company is exposed to economics that could potentially be significant to the entities. As such, the Company consolidated these entities under the VIE model.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

6. Debt and Derivatives

	As of September 30, 2021	As of December 31, 2020	Interest Type	Weighted average interest rate
Long-term debt
Rated term loan	$491,321	$362,685	Fixed	3.51%
Construction loans	13,687	25,484	Floating	2.33%
Term loans	12,980	7,218	Floating	2.33%
Financing lease obligations	22,711	—	Imputed	3.59%

Total principal due for long-term debt and financing lease obligations	540,699	395,387
Unamortized discounts and premiums	(206)	(292)
Unamortized deferred financing costs	(9,177)	(5,952)
Less: Current portion of long-term debt	27,686	35,209

Long-term debt, less current portion	$503,630	$353,934

Rated Term Loan

As part of the Blackstone Capital Facility, APA Finance, LLC (“APAF”), a wholly owned subsidiary of the Company, entered into a $251.0 million term loan facility with BIS through a consortium of lenders. The Rated Term Loan consists of investment grade-rated Class A and Class B notes that mature on June 30, 2045 (“Final Maturity Date”). The Rated Term Loan amortizes at an initial rate of 2.5% of outstanding principal per annum for a period of 5 years at which point the amortization steps up to 5% per annum until November 22, 2026 (“Anticipated Repayment Date”). After the Anticipated Repayment Date, the loan becomes fully-amortizing, and all available cash is used to pay down principal until the Final Maturity Date.

On August 25, 2021, APAF entered into an Amended and Restated Credit Agreement with BIS to refinance the Rated Term Loan (hereby referred to as the “Amended Rated Term Loan”). The Amended Rated Term Loan added an additional $135.6 million (of which $123.9 million was drawn as of September 30, 2021), to the facility, bringing the aggregate facility to $503.0 million. The Amended Rated Term Loan has a weighted average 3.51% annual fixed rate, reduced from the previous weighted average rate of 3.70%, and matures on February 29, 2056 (“Final Maturity Date”). Of the total proceeds of the refinancing, $126.4 million was used to fund the TrueGreen Acquisition.

The Amended Rated Term Loan amortizes at an initial rate of 2.5% of outstanding principal per annum for a period of 8 years at which point the amortization steps up to 4% per annum until September 30, 2031 (“Anticipated Repayment Date”). After the Anticipated Repayment Date, the loan becomes fully-amortizing, and all available cash is used to pay down principal until the Final Maturity Date.

The Company incurred $4.7 million of issuance costs related to the refinancing, which have been deferred and recorded as a reduction to the Amended Rated Term Loan balance and are amortized as interest expense on a ten-year schedule until the Amended Rated Term Loan’s Anticipated Repayment Date. Additionally, in conjunction with the refinancing, the Company expensed $1.2 million of financing costs incurred related to the modified portion of the Amended Rated Term Loan and recorded these costs in Other expenses, net in the condensed consolidated statements of operations.

In conjunction with the refinancing, a portion of the Amended Rated Term Loan was extinguished. As a result, the Company expensed unamortized deferred financing costs of $1.8 million and $1.4 million premium paid on early redemption as loss on extinguishment of debt in the unaudited condensed consolidated statements of operations.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

As of September 30, 2021, the outstanding principal balance of the Rated Term Loan was $491.3 million less unamortized debt discount and loan issuance costs totaling $8.1 million. As of December 31, 2020, the outstanding principal balance of the Rated Term Loan was $362.7 million less unamortized debt discount and loan issuance costs totaling $5.9 million.

As of September 30, 2021, the Company was in compliance with all covenants. As of December 31, 2020, the Company was in compliance with all covenants, except the delivery of the APAF audited consolidated financial statements, for which the Company obtained a waiver to extend the financial statement reporting deliverable due dates. The Company delivered the audited financial statements on August 19, 2021, before the extended reporting deliverable due dates.

Construction Facilities

Seminole Funding Resources, LLC

In the past various Company’s subsidiaries entered into loan agreements with Seminole Funding Resources, LLC to fund construction of certain solar energy facilities in Minnesota (“FastSun Loans”). The FastSun Loans had a 6-month term, are non-amortizing and accrue interest at a rate of 6.50%. During the nine months ended September 30, 2021, the Company repaid the total outstanding principal of the loan in the amount of $4.9 million.

Interest accrued for under the FastSun loans prior to placed-in-service was capitalized as part of the cost of solar energy facilities and depreciated over the useful life thereafter. For the nine months ended September 30, 2021, and 2020 the Company incurred interest costs under the agreements totaling $0.1 million and $0.2 million, respectively, which were capitalized as part of property, plant and equipment.

Construction Loan to Term Loan Facility and Letters of Credit facilities

On January 10, 2020, APA Construction Finance, LLC (“APACF”) a wholly-owned subsidiary of the Company, entered into a credit agreement with Fifth Third Bank, National Association and Deutsche Bank AG New York Branch to fund the development and construction of future solar facilities (“Construction Loan to Term Loan Facility”). The Construction Loan to Term Loan Facility includes a construction loan commitment of $187.5 million and a letter of credit commitment of $12.5 million, which can be drawn until January 10, 2023. The construction loan commitment can convert to a term loan upon commercial operation of a particular solar energy facility. In addition, the Construction Loan to Term Loan Facility accrued a commitment fee at a rate equal to .50% per year of the daily unused amount of the commitment. As of September 30, 2021, the outstanding principal balances of the construction loan and term loan were $13.7 million and $12.3 million, respectively. As of December 31, 2020, the outstanding principal balances of the construction loan and term loan were $20.6 million and $6.2 million, respectively. As of September 30, 2021, and December 31, 2020, the Company had an unused borrowing capacity of $161.5 million and $160.7 million, respectively. For the nine months ended September 30, 2021, and 2020 the Company incurred interest costs associated with outstanding construction loans totaling $0.4 million and zero, respectively, which were capitalized as part of property, plant and equipment. Also, on October 23, 2020, the Company entered into an additional letters of credit facility with Fifth Third Bank for the total capacity of $10.0 million. The Construction Loan to Term Loan Facility includes various financial and other covenants for APACF and the Company, as guarantor. As of September 30, 2021, the Company was in compliance with all such covenants. As of December 31, 2020, the Company was in compliance with all covenants, except the delivery of the audited consolidated financial statements of the Company, for which the Company obtained a waiver to extend the financial statement reporting deliverable due date. The Company delivered the audited financial statements on August 11, 2021, before the extended reporting deliverable due date.

As of September 30, 2021, the total letters of credit outstanding with Fifth Third Bank and Deutsche Bank were $10.0 million and $0.6 million, respectively, with an unused capacity of $0.1 million and $11.9 million, respectively. As of December 31, 2020, the total letters of credit outstanding with Fifth Third Bank and Deutsche Bank were $7.2 million and $0.3 million, respectively, with an unused capacity of $2.8 million and $12.2 million, respectively. To the extent liabilities are incurred as a result of the activities covered by the letters of credit, such liabilities are included on the accompanying condensed consolidated balance sheets. From time to time, the Company is required to post financial assurances to satisfy contractual and other requirements generated in the normal course of business. Some of these assurances are posted to comply with federal, state or other government agencies’ statutes and regulations. The Company sometimes uses letters of credit to satisfy these requirements and these letters of credit reduce the Company’s borrowing facility capacity.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

PSE&G Loans

As part of the FUSE Acquisition, the Company acquired the Solar Loan Agreements with Public Service Electric and Gas Company (“PSE&G”). Each loan has a term of 15 years and accrues interest at a rate of 11.39%, compounded monthly. As of September 30, 2021, the principal balance of the PSE&G Loans was $0.4 million, including fair value debt discount of $0.2 million determined by the Company as part of the acquisition accounting. As of December 31, 2020, the principal balance of the PSE&G Loans was $0.7 million, including fair value debt discount of $0.3 million determined by the Company as part of the acquisition accounting.

Financing Lease Obligations

Zildjian XI

During the nine months ended September 30, 2021, the Company, through its subsidiary Zildjian XI, sold five solar energy facilities located in Massachusetts and Minnesota with the total nameplate capacity of 10.5 MW to a third party (“ZXI Lessor”) for a total sales price of $28.5 million. In connection with these transactions, the Company and the ZXI Lessor entered into master lease agreement under which the Company agreed to lease back solar energy facilities for an initial term of ten years. The proceeds received from the sale-leaseback transactions net of transaction costs of $1.0 million and prepaid rent of $7.7 million amounted to $19.8 million.

The master lease agreement provides for a residual value guarantee as well as a lessee purchase option, both of which are forms of continuing involvement and prohibit the use of sale leaseback accounting under ASC 840. As a result, the Company accounts for the transaction using the financing method by recognizing the sale proceeds as a financing obligation and the assets subject to the sale-leaseback remain on the balance sheet of the Company and are being depreciated. The aggregate proceeds have been recorded as a long-term debt within the condensed consolidated balance sheets.

TrueGreen Acquisition

As part of the TrueGreen Acquisition on August 25, 2021 (refer to Note 4) the Company assumed financing lease liability of $1.8 million associated with the sale-leaseback of a solar energy facility located in Connecticut with the total nameplate capacity of 1.2 MW. In accordance with the sale-leaseback arrangement the solar energy facility was sold and immediately leased back from a third-party lessor (“TGC Lessor”). The master lease agreement provides the lessee with a purchase option, which represents a form of continuing involvement and prohibits the use of sale leaseback accounting under ASC 840.

Presentation and minimum lease payments

As of September 30, 2021, the Company has recorded a financing obligation of $22.7 million, net of $1.0 million of deferred transaction costs, in the unaudited condensed consolidated balance sheet. Payments of $0.1 million were made under the financing obligation for the nine months ended September 30, 2021. Interest expense, inclusive of the amortization of deferred transaction costs for the nine months ended September 30, 2021, was $0.2 million.

The table below shows the minimum lease payments under the financing lease obligations for the years ended:

2021	$334
2022	1,278
2023	1,287
2024	1,290
2025	1,300
Thereafter	10,563

Total	$16,052

The difference between the outstanding financing lease obligation of $22.7 million and $16.1 million of minimum lease payments, including the residual value guarantee, is due to $8.6 million of investment tax credits claimed by the Lessor less $0.2 million of interest accrued, and $1.7 million of the implied interest on financing lease obligation included in minimum lease payments.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

Derivatives

The Company’s derivative instruments consist of interest rate swaps that are not designated as a cash flow hedge or a fair value hedge under accounting guidance. The Company uses interest rate swaps to manage its net exposure to interest rate changes. Changes in fair value are recorded in interest expense, net in the condensed consolidated statements of operations.

As of September 30, 2021, and December 31, 2020, derivative instruments were not material.

7. Equity

Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company’s stockholders. Common stockholders are entitled to receive dividends, as may be declared by the Company’s board of directors. As of September 30, 2021, and December 31, 2020, no common stock dividends have been declared. As of September 30, 2021, and December 31, 2020, there were 10,000 shares of common stock authorized, of which 1,029 shares were outstanding. See Note 8 for the details of common stock issued on the Closing Date of the Blackstone Capital Facility.

8. Redeemable Preferred Stocks

GSO Preferred Stock

As part of the Blackstone Capital Facility and under terms of a securities purchase agreement, GSO committed to purchase up to $300.0 million of Series A preferred stock from the Company and 309 shares of common stock. On Closing Date, the Company issued 160,000 shares of Series A preferred stock in return for cash of $160.0 million and the 309 shares of common stock.

The changes in the components of Series A preferred stock are presented in the table below:

	Units	Amount
As of December 31, 2019	176,500	$167,441

Issuance of Series A preferred stock	14,500	14,500
Accretion of Series A preferred stock	—	1,622
Accrued dividends and commitment fees on Series A preferred stock	—	11,427
Payment of dividends and commitment fees on Series A preferred stock	—	(12,950)

As of September 30, 2020	191,000	$182,040

As of December 31, 2020	208,000	$203,747
Issuance of Series A preferred stock	82,000	82,000
Accretion of Series A preferred stock	—	1,616
Accrued dividends and commitment fees on Series A preferred stock	—	13,584
Payment of dividends and commitment fees on Series A preferred stock	—	(17,748)

As of September 30, 2021	290,000	$283,199

Redemption Rights and Dividend Provisions

Series A preferred stock carries a fixed rate dividend of 8% which is required to be paid by the Company in bi-annual installments, whether or not declared, and thus accrued in the condensed consolidated financial statements. Series A preferred stock may be redeemed at the option of the Company at any time. GSO has an optional redemption on or after the fifth anniversary of the Closing Date or upon a change of control, event of default or an acceleration of debt under the credit agreement of the Rated Term Loan. The redemption price shall be equal to the outstanding capital balance plus any accrued dividend. Series A preferred stock is not convertible. The Company accretes the carrying value of the Series A preferred stock to the redemption value and records accretion as the increase of accumulated deficit.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

During the nine months ended September 30, 2021, and 2020, the Company recorded total Series A preferred stock dividends of $13.3 million and $11.0 million, respectively. During the nine months ended September 30, 2021, and 2020, $17.3 million and $12.4 million, respectively, was paid. As of September 30, 2021, and December 31, 2020, zero and $4.0 million, respectively, remained unpaid and were added to the outstanding balance of the Series A preferred stock.

As consideration for GSO’s commitment to purchase Series A preferred stock, the Company agreed to pay GSO a commitment fee of 0.50% per annum on the portion of unfunded committed Series A preferred stock. For nine months ended September 30, 2021, and 2020, the Company recorded costs of $0.3 million and $0.4 million, respectively. As of September 30, 2021, and December 31, 2020, zero and $0.1 million, respectively, remained unpaid and were added to the outstanding balance of the Series A preferred stock.

Balance Sheet Classification

The Company’s Series A preferred stock is classified outside of stockholder’s deficit on the condensed consolidated balance sheets because the holders of such shares have redemption rights that, in certain situations, are not solely within the control of the Company and would permit the redemption of the then-outstanding Series A preferred stock. As of September 30, 2021, and December 31, 2020, Series A preferred stock of $283.2 million and $203.7 million, respectively, is recorded within temporary equity on the accompanying condensed consolidated balance sheets.

9. Redeemable Noncontrolling Interests

The changes in the components of redeemable noncontrolling interests are presented in the table below:

	For the nine months ended September 30,
	2021	2020
Redeemable noncontrolling interest, beginning balance	$18,311	$3,411
Cash contributions	—	10,681
Cash distributions	(845)	(216)
Redemption of redeemable noncontrolling interests	(1,630)	—
Net (loss) income attributable to redeemable noncontrolling interest	(669)	538

Redeemable noncontrolling interest, ending balance	$15,167	$14,414

10. Commitments and Contingencies

Legal

The Company is a party to a number of claims and governmental proceedings which are ordinary, routine matters incidental to its business. In addition, in the ordinary course of business the Company periodically has disputes with vendors and customers. The outcomes of these matters are not expected to have, either individually or in the aggregate, a material adverse effect on the Company’s financial position or results of operations.

Performance Guarantee Obligations

The Company guarantees certain specified minimum solar energy production output under the Company’s PPA agreements, generally over a term of 10, 15 or 25 years. The solar energy systems are monitored to ensure these outputs are achieved. The Company evaluates if any amounts are due to customers based upon not meeting the guaranteed solar energy production outputs at each reporting period end. As of September 30, 2021, and December 31, 2020, the guaranteed minimum solar energy production has been met and the Company has recorded no performance guarantee obligations.

Leases

The Company has operating leases for land and buildings. For nine months ended September 30, 2021, and 2020, the Company recorded site lease expenses under these agreements totaling $3.2 million and $2.3 million, respectively of which are recorded in cost of operations in the condensed consolidated statements of operations.

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

11. Related Party Transactions

There were no amounts due to related parties, other than interest payable, as of September 30, 2021, and December 31, 2020. Additionally, in the normal course of business, the Company conducts transactions with affiliates:

Blackstone Subsidiaries as Amended Rated Term Loan Lender and Preferred Equity Holder

The Company incurs interest expense on the Rated Term Loan. During the nine months ended September 30, 2021, and 2020, the total related party interest expense associated with the Rated Term Loan was $10.5 million and $6.9 million, respectively, and is recorded as interest expense in the accompanying condensed consolidated statements of operations. As of September 30, 2021, and December 31, 2020, interest payable of $3.0 million and $2.6 million, respectively, was due under the Rated Term Loan was recorded as interest payable on the accompanying condensed consolidated balance sheets.

Additionally, the Company paid $1.4 million of fees to BIS in conjunction with the refinancing of the Rated Term Loan discussed in Note 6. The portion of these fees allocated to the modified portion of the Amended Rated Term Loan is included in Other expenses, net in the unaudited condensed consolidated statements of operations. The portion of these fees allocated to new lenders have been deferred and recorded as a reduction to the Amended Rated Term Loan balance and are amortized as interest expense on a ten-year schedule until the Amended Rated Term Loan’s Anticipated Repayment Date.

Other Related Parties

On February 21, 2020, the Company entered into a Purchase Agreement to acquire the remaining assets of Sound Solar Systems, LLC, a related party of the Company through common ownership, for $0.3 million. During the nine months ended September 30, 2020, the Company incurred costs totaling $0.1 million for design, engineering and construction services provided by Sound Solar Systems, LLC. As a result of the Sound Solar Acquisition, the Company acquired tangible and intangible assets related to the design and engineering of solar photovoltaic projects for the cash consideration of $0.3 million.

12. Net Loss per Share

The calculation of basic and diluted net loss per share for the nine months ended September 30, 2021 and 2020 was as follows (in thousands, except share and per share amounts):

	For the nine months ended September 30,
	2021	2020
Net income (loss) attributable to Altus Power, Inc.	(1,282)	9,804
Cumulative preferred dividends and commitment fee earned on Series A redeemable preferred stock	(13,584)	(11,427)
Redeemable Series A preferred stock accretion	(1,616)	(1,622)

Net loss attributable to common stockholder – basic and diluted	$(16,482)	$(3,245)

Net (loss) income per share attributable to common stockholder – basic and diluted	$(16,017)	$(3,154)
Weighted-average common shares outstanding – basic and diluted	1,029	1,029

13. Stock-Based Compensation

Stock-based compensation expense is recognized in selling, general, and administrative expense on the condensed consolidated statements of operations. The Company recognized $0.11 million and $0.06 million of stock-based compensation expense for the nine months ended September 30, 2021, and 2020, respectively. As of September 30, 2021, and December 31, 2020, the Company had $0.1 million and $0.2 million of unrecognized share-based compensation expense related to unvested restricted units, respectively, which the Company expects to recognize over a weighted-average period of approximately 3 years.

APAMH Restricted Unit Plan

In 2015, APAM Holdings, LLC, a holding company which sole purpose and activity is to hold management’s common unit interests in the Company (“APAMH”), established the APAM Holdings LLC Restricted Unit Plan (the “Restricted Unit Plan”) The Restricted Unit Plan provides for the grant of common units to Company’s employees, non-employee directors and consultants as share based compensation which gets expensed to the Company. The common units issued under the Restricted

Altus Power, Inc. and Subsidiaries

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(Dollar amounts in thousands, except per share data, unless otherwise noted)

Unit Plan vest over four years with 25% vesting at the anniversary of each year from the date of grant. Upon the occurrence of a change of control, all units that have not yet vested shall become full vested. Upon termination of such individual, the Company may exercise its right to repurchase any unvested shares at estimated fair value. As of September 30, 2021, and December 31, 2020, 3,027,726 restricted units remained outstanding under the Restricted Unit Plan. Of the outstanding restricted units, 2,783,398 restricted units were vested and 244,328 remained unvested as of September 30, 2021, and 2,295,821 restricted units were vested and 731,905 remained unvested as of December 31, 2020.

The Company enlisted a third-party valuation firm to value the granted units which utilized the Black-Scholes Option Pricing model. The fair value of the granted units was determined using the Black-Scholes Option Pricing model and relied on assumptions and inputs provided by the Company. All option models utilize the same assumptions with regard to (i) current valuation, (ii) volatility, (iii) risk-free interest rate, and (iv) time to maturity. The models, however, use different assumptions with regard to the strike price which vary by award.

APAH Profit Interests Incentive Plan

In 2021, Holdings established the Altus Power America Holdings LLC Profit Interests Incentive Plan (the “Profit Interest Incentive Plan”). The Profit Interest Incentive Plan provides for the grant of profit interest units to Company’s employees, non-employee directors and consultants as share based compensation which gets expensed to the Company. The common units issued under the Profit Interest Incentive Plan vest over three years with 33.33% vesting at the anniversary of each year from the date of grant. Upon termination of such individual, Holdings may exercise its right to repurchase any vested shares at 1.5 times estimated fair value. As of September 30, 2021, 840,000 profit interest units remained outstanding under the Profit Interests Incentive Plan of which none were vested.

The Company enlisted a third-party valuation firm to value the granted units which utilized the Black-Scholes Option Pricing model. The fair value of the granted units was determined using the Black-Scholes Option Pricing model and relied on assumptions and inputs provided by the Company. All option models utilize the same assumptions with regard to (i) current valuation, (ii) volatility, (iii) risk-free interest rate, and (iv) time to maturity. The models, however, use different assumptions with regard to the strike price which vary by award.

14. Income Taxes

The income tax provision for interim periods is determined using an estimate of the Company’s annual effective tax rate as adjusted for discrete items arising in that quarter.

For the nine months ended September 30, 2021, and 2020, the Company’s income tax benefit was $1.5 million and $0.9 million, respectively. The effective tax rate differs from the U.S. statutory rate primarily due to effects of noncontrolling interests, redeemable noncontrolling interests, state and local income taxes and gain on fair value remeasurement of contingent consideration.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”) was enacted and signed into law in the United States. The CARES Act includes measures to assist companies, including temporary changes to income and non-income-based tax laws. The Company did not receive a stimulus payment related to the CARES Act. The Company is still evaluating the new law but does not expect there to be a significant impact on the Company’s condensed consolidated financial statements.

15. Subsequent Events

The Company has evaluated subsequent events from September 30, 2021, through November 15, 2021, which is the date the unaudited condensed consolidated financial statements were available to be issued. There are no subsequent events requiring recording or disclosure in the condensed consolidated financial statements except as follows:

On October 14, 2021, the Company was notified by a third party of its intent to exercise an option under an existing Membership Interest Purchase Agreement to purchase JO RI Solar, LLC, a subsidiary of the Company which owns and operates a solar energy facility located in Rhode Island with a nameplate capacity of 4.1 MW. The Company classified the assets and liabilities of JO RI Solar, LLC, as held for sale as of this date. The sale is expected to close in the fourth quarter of 2021.

******

Exhibit 99.2

Defined terms included below shall have the same meaning as terms defined and included elsewhere in CBRE Acquisition Holdings, Inc. (“CBAH”) proxy statement/prospectus as filed with the Securities and Exchange Commission on November 5, 2021(“CBAH’s proxy statement/prospectus”).

Introduction

CBAH is providing this unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Merger. The following unaudited pro forma condensed combined financial information presents the combination of the financial information of CBAH, Altus, the Solar Project Companies, and the True Green Entities, adjusted to give effect to the Merger, Solar Acquisition, TrueGreen Acquisition, and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

CBRE Acquisition Holdings, Inc.

CBAH is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses. CBAH was incorporated as a Delaware corporation on October 13, 2020. On December 15, 2020, CBAH consummated its initial public offering of 40,250,000 SAILSM securities at $10.00 per unit, generating gross proceeds of $402.5 million. Each unit consists of one CBAH Class A common stock and one-fourth of one Redeemable Warrant (or 10,062,500 Redeemable Warrants in the aggregate). Simultaneously with the consummation of the CBAH IPO, CBAH completed the sale of 7,366,667 Private Placement Warrants at a purchase price of $1.50 per warrant to the Sponsor, generating gross proceeds of $11.1 million.

Of the $413.6 million in proceeds from the CBAH IPO and the sale of the Private Placement Warrants, $402.5 million was deposited in an interest-bearing U.S. based Trust Account (“Trust Account”). The funds in the Trust Account were invested only in specified U.S. government treasury bills with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations.

Altus Power, Inc.

Altus develops, owns, constructs and operates small-scale utility, commercial, industrial, public sector and community photovoltaic solar energy generation and storage systems for the purpose of producing and selling electricity to credit worthy counterparties under long-term offtake contracts. The solar energy facilities are owned by Altus in project specific limited liability companies. Refer to the section entitled “Information About Altus” within CBAH’s proxy statement/prospectus for more information.

The Solar Project Companies

The Solar Project Companies is a homogenous portfolio of sixteen solar energy facilities structured as limited liability companies for the purpose of directly or indirectly investing in entities that acquire, own, develop, construct, manage, and operate commercial solar facilities in a manner that qualifies for investment tax credits pursuant to Section 48 of the Internal Revenue Services. On December 22, 2020, a wholly-owned subsidiary of Altus acquired the Solar Project Companies from a third-party seller. Altus accounted for the acquisition under the acquisition method of accounting for business combinations. Under the acquisition method, the purchase price was allocated to the assets acquired and liabilities assumed on December 22, 2020 based on their estimated fair value. The amounts of the Solar Project Companies’ operating activities for the period from December 22, 2020 through December 31, 2020 are included in Altus’s audited consolidated statement of operations for the year ended December 31, 2020. Refer to the Altus consolidated financial statements as of and for the year ended December 31, 2020 and the notes thereto included in CBAH’s proxy statement/prospectus for additional information on the acquisition.

The True Green Entities

The True Green Entities is a portfolio of 28 solar projects operating across seven U.S. states with a capacity of 79 MW. The True Green Entities were held by TGCOP HoldCo, LLC. On August 25, 2021, Altus acquired substantially all the assets of TGCOP HoldCo, LLC, excluding certain solar asset portfolio and solar panel inventory, from private equity funds managed by True Green Capital Management, LLC for total consideration of $197.4 million (“TrueGreen Acquisition”). Altus accounted for the acquisition under the acquisition method of accounting for business combinations. Under the acquisition method, the purchase price was allocated to the assets acquired and liabilities assumed on August 25, 2021 based on their estimated fair value. Refer to the audited and unaudited financial statements of TGCOP HoldCo, LLC included in the Current Report on Form 8-K filed on November 10, 2021 for additional information of TGCOP HoldCo, LLC. Refer to the Carve Out Adjustments included in Note 5 to this unaudited pro forma condensed combined financial information for additional information on the solar asset portfolio and solar panel inventory that were not acquired by Altus. Refer to the Altus unaudited consolidated financial statements as of and for the nine months ended September 30, 2021 and the notes thereto included in this Current Report on Form 8-K for additional information on the acquisition.

The Merger and Related Agreements

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 combines the historical balance sheet of CBAH and the historical balance sheet of Altus on a pro forma basis as if the Merger and related transactions, summarized below, had been consummated on September 30, 2021. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 combines the historical statement of operations of CBAH; the historical statement of operations of Altus; and the historical statement of operations of the True Green Entities, on a pro forma basis as if the Merger and related transactions, summarized below, had been consummated on January 1, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 combines the historical statement of operations of CBAH; the historical statement of operations of Altus; the historical statement of operations of the Solar Project Companies; and the historical statement of operations of the True Green Entities, on a pro forma basis as if the Merger and related transactions, summarized below, had been consummated on January 1, 2020.

•

The impacts of the reorganization of Altus resulting from the Business Combination Agreement, including (i) Holdings’ distribution of its interest in Altus Common Stock to certain profit interest holders in Holdings (“2021 PI Holders”), with such distributed shares subject to the same vesting condition that existed on the Holdings units which the 2021 PI Holders held; (ii) Holdings’ liquidation and distribution of its remaining interest in Altus Common Stock ratably to Blackstone and APAM, after which Holdings ceases to exist; (iii) APAM’s distribution of its interest in Altus Common Stock as restricted stock to APAM members that hold unvested APAM equity in redemption of such members’ unvested APAM equity; and (iv) APAM’s liquidation and distribution of its remaining interest in Altus Common Stock to APAM’s members, after which APAM ceases to exist;

•

the impacts of the Merger, including the merger of CBAH Merger Sub I, Inc., a wholly-owned subsidiary of CBAH, with and into Altus, with Altus surviving the merger as a wholly-owned subsidiary of CBAH; and the merger of CBAH Merger Sub II, LLC, a wholly-owned subsidiary of CBAH, with and into Altus, with CBAH Merger Sub II, LLC surviving the merger as a wholly-owned subsidiary of CBAH;

•	the payment of $290.0 million in cash to Altus Series A Redeemable Preferred Stockholders in exchange for the redemption of 290,000 shares of Altus Series A Redeemable Preferred Stock;

2

•

the issuance of equity to existing Altus common stockholders for a total of 90,000,000 shares of CBAH Class A common stock using an exchange ratio of 87,464 shares of CBAH Class A common stock for each share of Altus Common Stock;

•

the impact of the (i) Class B Letter Agreement and the surrender of 603,750 Alignment Shares held by the Sponsor and CBAH’s officers and directors, and (ii) the recognition of the Alignment Shares as liability-classified derivatives within the unaudited pro forma condensed combined balance sheet upon reassessment of their accounting classification after closing of the Merger;

•

the impact of the PIPE Subscription Agreements, including the proceeds of $275 million from the issuance of 27,500,000 shares of CBAH Class A common stock to investors, of which 7,100,000 shares will be issued to the Sponsor Parties, under the No Redemption Scenario;

•

the impact of the Sponsor Subscription Agreement, including the proceeds of $150 million from the issuance of 15,000,000 shares of CBAH Class A common stock pursuant to the Sponsor’s Backstop Commitment;

•	the impact of giving effect to the Solar Acquisition as if it occurred on January 1, 2020; and

•	the impact of giving effect to the TrueGreen Acquisition, including Altus’s issuance of debt and Series A redeemable preferred stock to finance the transaction as if it occurred on January 1, 2020.

The Merger will be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, CBAH will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Merger will be treated as the equivalent of Altus issuing stock for the net assets of CBAH, accompanied by a recapitalization. The net assets of CBAH will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of Altus.

Altus has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the No Redemption Scenario and the Maximum Redemption Scenario:

•	Altus’s existing stockholders will have over 50% of the voting interest in the post-combination company;

•

the board of directors of the post-combination company will be comprised of one director designated by the holders of the CBAH Class B common stock (including the Sponsor), one director designated by Blackstone (an existing stockholder of Altus), one director designated by ValueAct Capital Management, L.P. and five additional directors to be determined by the existing Altus stockholders;

•

Altus’s management will hold all executive management roles (including the Chief Executive Officer and Chief Financial Officer, among others) of the post-combination company and will be responsible for the day-to-day operations;

•	the largest individual minority stockholder of the post-combination company will be an existing stockholder of Altus;

•	Altus has significantly more revenue-generating activities than CBAH, which are expected to comprise all of the activities conducted by the post-combination company; and

•	the objective of the Merger is to create an operating public company, with management continuing to use Altus’s platform and assets to grow the business under the name of Altus Power, Inc.

3

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption by CBAH public stockholders of shares of CBAH Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account:

No Redemption Scenario: This presentation assumes that (a) 90,000,000 shares of CBAH Class A common stock are issued to existing Altus shareholders, (b) no public stockholders of CBAH exercise their redemption rights, and (c) 27,500,000 shares of CBAH Class A common stock are issued as part of the PIPE Investment. This scenario assumes that the 40,250,000 public shares remain outstanding upon the completion of the Merger.

Maximum Redemption Scenario: This presentation assumes that (a) 90,000,000 shares of CBAH Class A common stock are issued to existing Altus shareholders, (b) stockholders holding the 40,250,000 public shares will exercise their redemption rights for their pro rata share of the funds in the Trust Account, and (c) 42,500,000 shares of CBAH Class A common stock are issued as part of the PIPE Investment, including 15,000,000 additional shares of CBAH Class A common stock purchased by the Sponsor, the maximum number of additional shares that the Sponsor agreed to purchase pursuant to the Sponsor PIPE Subscription Agreement (“Backstop Commitment”). The Business Combination Agreement provides that consummating the Merger is conditioned on CBAH having net tangible assets of at least $5,000,001. In addition, the Business Combination Agreement includes as a condition to closing the Merger that, at the Closing, CBAH will have a minimum of $425.0 million in cash comprising (i) the cash held in the Trust Account after giving effect to CBAH Class A common stock redemptions and (ii) proceeds from the PIPE Investment, including any proceeds from the Sponsor’s Backstop Commitment. As the proceeds from the PIPE Investment and Backstop Commitment are expected to satisfy the minimum cash requirement, the total Trust Account balance of $402.5 million as of September 30, 2021 is reflected as being redeemed.

Description of the Merger

In connection with the Merger, 90,000,000 shares of CBAH Class A common stock valued at approximately $900 million will be issued to Altus stockholders based on the exchange ratio of approximately 87,464 shares of CBAH Class A common stock for each share of Altus Common Stock. The CBAH Class A common stock issued to Altus stockholders represents approximately 56.5% and 67.2% ownership in the combined company under the No Redemption Scenario and the Maximum Redemption Scenario, respectively.

As Altus has been determined to be the accounting acquirer in the Merger, the number and value of shares issued to Altus in conjunction with the Merger does not represent funding or consideration from an accounting standpoint. Instead, the change in Altus stockholders’ interest represents dilution of Altus stockholders’ interests resulting from the Altus issuance of stock in exchange for the net assets of CBAH.

As a result of the Merger, Altus stockholders are expected to relinquish 43.5% and 32.8% of their interest in Altus in exchange for Altus to receive approximately $678 million and $425 million in cash under the No Redemption Scenario and the Maximum Redemption Scenario, respectively.

4

The following summarizes the pro forma shares outstanding of the post-combination company under both the No Redemption and the Maximum Redemption Scenarios:

	No Redemption Scenario			Maximum Redemption Scenario
(in dollars, except share data)	Shares (1)	Ownership%	Voting Power % (2)	Shares (1)	Ownership%	Voting Power % (2)
Class A common stock
CBAH public shareholders (other than the PIPE Investors)	40,250,000	25.3%	25.8%	—	0.0%	0.0%
PIPE Investors (other than the Sponsor Parties)	20,400,000	12.8%	13.0%	20,400,000	15.2%	15.6%
Sponsor Parties (PIPE)	7,100,000	4.5%	4.5%	22,100,000	16.5%	16.9%
Current Altus Stockholders	90,000,000	56.5%	56.7%	90,000,000	67.2%	67.5%

Total Class A common stock	157,750,000	99.1%	100.0%	132,500,000	98.9%	100.0%
Class B common stock (Alignment Shares)
Sponsor Parties (3) (4)	1,352,400	0.8%	0.0%	1,352,400	1.0%	0.0%
Existing CBAH Directors (3) (4)	56,350	0.1%	0.0%	56,350	0.1%	0.0%

Total Class B common stock	1,408,750	0.9%	0.0%	1,408,750	1.1%	0.0%
Pro forma common stock at September 30, 2021	159,158,750	100.0%	100.0%	133,908,750	100.0%	100.0%

(1)

Excludes the shares of CBAH Class A common stock underlying Redeemable Warrants and Private Placement Warrants under both scenarios, as the warrants are not exercisable until the earlier of 30 days after the close of the Merger or one year from the closing of the IPO.

(2)

Excludes 1,671,320 shares of CBAH Class A restricted common stock that will be issued to holders of Altus Restricted Shares, as such unvested shares will not have voting rights. Excludes Alignment Shares designated as Class B common stock, as the shares will not include the right to vote on general matters submitted to holders of the common stock.

(3)

Reflects the number of Alignment Shares outstanding at the closing of the Merger after the surrender of 603,750 Alignment Shares pursuant to the Class B Letter Agreement. The Alignment Shares are expected to be accounted for as derivative liabilities after the close of the Merger. For additional information, refer to adjustment (N) within note 3 of the notes to the unaudited pro forma condensed combined financial information.

(4)

The Alignment Shares will convert into shares of Class A common stock over a measurement period of approximately seven years. The number of shares of Class A common stock issuable upon conversion over the seven-year measurement period is based on the performance of the post-combination company stock price, resulting in a possible range of 14,091 to 13,408,750 shares of Class A common stock under the No Redemption Scenario and 14,091 to 12,587,500 shares of Class A common stock under the Maximum Redemption Scenario. During the measurement period, all Alignment Shares will convert into Class A common stock and may dilute the ownership and voting interest of public stockholders, Altus stockholders, and PIPE Investors.

The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information.

5

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2021

(in thousands)

	As of September 30, 2021	As of September 30, 2021		No Redemption Scenario				Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments			Pro Forma Combined
Assets:
Cash	$1,409	$34,273	$—	$402,519	(B	)	$371,494	$150,000	(L	)	$118,975
				(14,088)	(C	)		(402,519)	(M	)
				(290,000)	(F	)
				275,000	(H	)
				(8,114)	(I	)
				(29,505)	(J	)
Prepaid and other current assets	974	—	(974)				—	—			—
Due from related party	17	—	(17)				—	—			—
Current portion of restricted cash	—	3,110	—				3,110	—			3,110
Accounts receivable, net	—	11,556	—				11,556	—			11,556
Other current assets	—	9,254	991	(7,055)	(J	)	3,190	—			3,190

Total current assets	2,400	58,193	—	328,757			389,350	(252,519)			136,831
Assets held in Trust Account	402,519	—	—	(402,519)	(B	)	—	—			—
Restricted cash, noncurrent portion	—	1,794	—				1,794	—			1,794
Property, plant and equipment, net	—	727,672	—				727,672	—			727,672
Intangible assets, net	—	16,403	—				16,403	—			16,403
Goodwill	—	1,965					1,965				1,965
Other assets	—	3,868	—				3,868	—			3,868

Total assets	404,919	809,895	—	(73,762)			1,141,052	(252,519)			888,533

6

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2021

(in thousands)

	As of September 30, 2021	As of September 30, 2021		No Redemption Scenario				Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments			Pro Forma Combined
Liabilities, redeemable noncontrolling interests, redeemable preferred stock and stockholder’s deficit
Franchise tax payable	134	—	(134)				—	—			—
Accrued expenses	5,014	—	(5,014)				—	—			—
Accounts payable	—	7,815	—				7,815	—			7,815
Interest payable	—	3,149	—				3,149	—			3,149
Purchase price payable	—	3,162	—				3,162	—			3,162
Current portion of long-term debt, net	—	27,686	—				27,686	—			27,686
Other current liabilities	—	4,011	5,148	(4,718)	(I	)	1,640	—			1,640
				(2,801)	(J	)

Total current liabilities	5,148	45,823	—	(7,519)			43,452	—			43,452
Deferred underwriting commission	14,088	—	—	(14,088)	(C	)	—	—			—
Sponsor promissory note	3,300	—	—	(3,300)	(E	)	—	—			—
Redeemable warrant liability	16,603	—	—	12,155	(D	)	32,058	—			32,058
				3,300	(E	)
Alignment shares liability	—	—	—	121,213	(N	)	121,213	(7,922)	(N	)	113,291
Long-term debt, net of current portion	—	503,630	—				503,630	—			503,630
Intangible liabilities, net	—	13,851	—				13,851	—			13,851
Asset retirement obligations	—	6,953	—				6,953	—			6,953
Deferred tax liability	—	9,268	—				9,268	—			9,268
Other long-term liabilities	—	5,699	—				5,699	—			5,699

Total liabilities	39,139	585,224	—	111,761			736,124	(7,922)			728,202

7

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2021

(in thousands)

	As of September 30, 2021	As of September 30, 2021		No Redemption Scenario				Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments			Pro Forma Combined
Commitments and contingent liabilities
Class A common stock subject to possible redemption	402,519	—	—	(402,519)	(A	)	—				—
Redeemable noncontrolling interests	—	15,167	—				15,167				15,167
Series A redeemable preferred stock $0.01 par value	—	283,199	—	(283,199)	(F	)	—				—
Stockholders’ deficit
Preferred stock, $0.0001 par value	—	—	—				—				—
Class A common stock, $0.0001 par value	—	—	—	4	(A	)	16	2	(L	)	13
				9	(G	)		(5)	(M	)
				3	(H	)
Class B common stock, $0.0001 par value	—	—	—	—	(N	)	—				—
Common stock $1.00 par value	—	1	—	(1)	(G	)	—				—
Additional paid-in capital	—	3,159	—	402,515	(A	)	473,400	149,998	(L	)	228,806
				(12,155)	(D	)		(402,514)	(M	)
				(8)	(G	)
				274,997	(H	)
				(33,759)	(J	)
				(40,136)	(K	)
				(121,213)	(N	)		7,922	(N	)
Accumulated deficit	(36,739)	(97,284)	—	(6,801)	(F	)	(104,084)	—			(104,084)
				(3,396)	(I	)
				40,136	(K	)

Total stockholders’ deficit	(36,739)	(94,124)	—	500,195			369,332	(244,597)			124,735
Noncontrolling interests	—	20,429	—				20,429				20,429

Total deficit	(36,739)	(73,695)	—	500,195			389,761	(244,597)			145,164

Total liabilities, redeemable noncontrolling interests, redeemable preferred stock and deficit	$404,919	$809,895	$—	$(73,762)			$1,141,052	$(252,519)			$888,533

8

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021

(in thousands, except share and per share data)

	For the nine months ended September 30, 2021			For the nine months ended September 30, 2021		No Redemption Scenario			Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	TrueGreen Acquisition Transaction Accounting Adjustments (Refer to Note 5)	Altus Power, Inc. (Adjusted for the TrueGreen Acquisition)	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments		Pro Forma Combined	Additional Transaction Accounting Adjustments		Pro Forma Combined
Operating revenues, net	$—	$50,222	$16,631	$66,853	$—			$66,853	$—		$66,853
Operating expenses
Operating expenses	7,537			—	(7,537)			—	—		—
Franchise tax expense	150	—		—	(150)			$—	—		—
Cost of operations (exclusive of depreciation and amortization shown separately below)		10,005	2,650	12,655	—			12,655	—		12,655
General and administrative		12,184	—	12,184	7,687	13,288	(DD)	$33,159	(1,894	) (DD)	31,265
Depreciation, amortization and accretion expense		14,167	5,460	19,627	—			19,627	—		19,627
Acquisition and entity formation costs		1,186		1,186	—			$1,186	—		1,186
Gain on fair value remeasurement of contingent consideration		(2,400)		(2,400)	—			(2,400)	—		(2,400)

Total operating expenses	7,687	35,142	8,110	43,252	—	13,288		64,227	(1,894)		62,333

Operating income (loss)	(7,687)	15,080	8,521	23,601	—	(13,288)		2,626	1,894		4,520
Other (income) expenses
Interest income earned on assets held in Trust Account	(18)			—	—	18	(AA)	—	—		—
Change in fair value of redeemable warrant liability	(2,113)			—	—	(1,967	) (BB)	(4,080)	—		(4,080)
Change in fair value of sponsor promissory note	300			—	—	(300	) (GG)	—	—		—
Change in fair value of Alignment Shares				—		(5,112	) (FF)	(5,112)	255	(FF)	(4,857)
Other expenses, net		838	(80)	758	—			758	—		758
Interest expense, net		13,962	3,150	17,112	—			17,112	—		17,112
Loss on extinguishment of debt		3,245		3,245	—			3,245			3,245

Total other (income) expense	(1,831)	18,045	3,070	21,115	—	(7,361)		11,923	255		12,178

Income (loss) before income tax (expense) benefit	(5,856)	(2,965)	5,451	2,486	—	(5,927)		(9,297)	1,639		(7,658)
Income tax benefit	—	1,497	(313)	$1,184	—	1,539	(EE)	2,723	(426	) (EE)	2,297

Net income (loss)	(5,856)	(1,468)	5,138	3,670	—	(4,388)		(6,574)	1,213		(5,361)
Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	—	(186)	98	$(88)	—	—		(88)	—		(88)

Net income (loss) attributable to common stockholder	$(5,856)	$(1,282)	$5,040	$3,758	$—	$(4,388)		$(6,486)	$1,213		$(5,273)

Class A Common Stock
Weighted average shares of common stock outstanding:
Basic								156,078,680			130,828,680
Diluted								160,182,393			134,585,206
Net income (loss) attributable to common stockholders per share:
Basic								$(0.04)			$(0.04)
Diluted								$(0.04)			$(0.04)

9

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in thousands, except share and per share data)

	For the period from October 13, 2020 (inception) to December 31, 2020	For the year ended December 31, 2020			For the year ended December 31, 2020		No Redemption Scenario				Maximum Redemption Scenario
	CBRE Acquisition Holdings, Inc.	Altus Power, Inc.	Solar Acquisition Transaction Accounting Adjustments (Refer to Note 4)	TrueGreen Acquisition Transaction Accounting Adjustments (Refer to Note 5)	Altus Power, Inc. (Adjusted for the Solar Acquisition and TrueGreen Acquisition)	Reclassification Adjustments (Refer to Note 2)	Transaction Accounting Adjustments			Pro Forma Combined	Additional Transaction Accounting Adjustments			Pro Forma Combined
Operating revenues, net	$—	$45,278	$10,250	$23,424	$78,952		$—			$78,952	$—			$78,952
Operating expenses
Operating expenses	271				—	(271)				—	—			—
Franchise tax expense	26				—	(26)				—	—			—
Cost of operations		9,661	2,617	3,617	15,895					15,895	—			15,895
General and administrative		10,143	305	55	10,503	297	3,396	(CC	)	31,914				29,389
					—		17,718	(DD	)		(2,525)	(DD	)
Depreciation, amortization and accretion expense		11,932	4,043	8,481	24,456					24,456	—			24,456
Acquisition and entity formation costs		1,015	—	—	1,015					1,015	—			1,015

Total operating expenses	297	32,751	6,965	12,153	51,869	—	21,114			73,280	(2,525)			70,755

Operating income (loss)	(297)	12,527	3,285	11,271	27,083	—	(21,114)			5,672	2,525			8,197
Other (income) expenses
Interest income earned on assets held in Trust Account	(1)				—		1	(AA	)	—	—			—
Other expense (income), net		258	(497)	(47)	(286)					(286)	—			(286)
Interest expense, net		14,073	4,374	4,893	23,340					23,340	—			23,340
Change in fair value of redeemable warrant liability	2,205		—	—	—		1,124	(BB	)	3,329	—			3,329
Change in fair value of Alignment Shares			—	—	—		4,643	(FF	)	4,643	(142)	(FF	)	4,501

Total other (income) expense	2,204	14,331	3,877	4,846	23,054	—	5,768			31,026	(142)			30,884

Loss before income tax (expense) benefit	(2,501)	(1,804)	(592)	6,425	4,029	—	(26,882)			(25,354)	2,667			(22,687)
Income tax (expense) benefit	—	(83)	(361)	(1,364)	(1,808)		6,979	(EE	)	5,171	(692)	(EE	)	4,479

Net income (loss)	(2,501)	(1,887)	(953)	5,061	2,221	—	(19,903)			(20,183)	1,975			(18,208)
Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	—	(8,680)	(13,467)	426	(21,721)					(21,721)	—			(21,721)

Net income (loss) attributable to common stockholder	$(2,501)	$6,793	$12,514	$4,635	$23,942	$—	$(19,903)			$1,538	$1,975			$3,513

Class A Common Stock
Weighted average shares of common stock outstanding:
Basic										156,078,680				130,828,680
Diluted										158,627,563				133,251,313
Net income (loss) attributable to common stockholders per share:
Basic										$0.01				$0.03
Diluted										$0.01				$0.03

10

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.	Basis of Presentation

The Merger will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, CBAH will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Merger will be treated as the equivalent of Altus issuing stock for the net assets of CBAH, accompanied by a recapitalization. The net assets of CBAH will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be those of Altus.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 assumes that the Merger occurred on September 30, 2021. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 present pro forma effects of the Merger as if it had been completed on January 1, 2020.

The unaudited pro forma condensed combined balance sheet as of September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	CBAH’s unaudited balance sheet as of September 30, 2021 and the related notes, included in CBAH’s Quarterly Report on Form 10-Q; and

•	Altus’s unaudited condensed consolidated balance sheet as of September 30, 2021 and the related notes, included in this Current Report on Form 8-K.

The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	CBAH’s unaudited statement of operations for the nine months ended September 30, 2021 and the related notes, included in CBAH’s Quarterly Report on Form 10-Q;

•	Altus’s unaudited condensed consolidated statement of operations for the nine months ended September 30, 2021 and the related notes, included in this Current Report on Form 8-K; and

•

the True Green Entities’ unaudited statement of operations for the six months ended June 30, 2021 and the related notes, included in the Current Report on Form 8-K filed on November 10, 2021. True Green Entities’ historical consolidated statement of operations for the period of July 1, 2021 to August 24, 2021 was derived from True Green Entities’ books and records.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	CBAH’s audited statement of operations for the period ended December 31, 2020 and the related notes, included in CBAH’s proxy statement/prospectus; and

•	Altus’s audited consolidated statement of operations for the year ended December 31, 2020 and the related notes, included in CBAH’s proxy statement/prospectus;

•	the Solar Project Companies’ audited combined statement of operations for the period January 1, 2020 to December 21, 2020, included in CBAH’s proxy statement/prospectus; and

•	the True Green Entities’ audited statement of operations for the year ended December 31, 2020 and the related notes, included in the Current Report on Form 8-K filed on November 10, 2021.

The pro forma adjustments reflecting the consummation of the Merger are based on certain currently available information and certain assumptions and methodologies that CBAH believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes,

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may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. CBAH believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Merger based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Merger taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of CBAH, Altus, the Solar Project Companies, and True Green Entities.

2.	Accounting Policies

Upon consummation of the Merger, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies. Based on its initial analysis, however, management identified differences in the presentation of financial information between CBAH and Altus. Therefore, reclassification adjustments are made to conform the presentation of CBAH’s financial information to that of Altus, as shown in the unaudited pro forma condensed combined financial information under the “Reclassification Adjustments” column.

3.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Merger and has been prepared for informational purposes only.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies, dis-synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). CBAH has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the post-combination company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted net income (loss) attributable to common stockholders per share presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the post-combination company’s shares outstanding, assuming the Merger occurred on January 1, 2020.

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Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined balance sheet as of September 30, 2021 are as follows:

(A)

Reflects the conversion of 40,250,000 shares of CBAH Class A common stock subject to possible redemption and are classified as temporary equity to CBAH Class A common stock with a par value of $0.0001 and additional paid-in capital under the No Redemption Scenario.

(B)	Reflects the reclassification of $402.5 million of assets held in the Trust Account that will become available to fund the Merger.

(C)	Reflects the settlement of $14.1 million of CBAH’s deferred underwriting commissions that will become payable at closing of the Merger.

(D)

Reflects the reclassification of 7,366,667 Private Placement Warrants previously recognized as equity-classified share-based compensation awards to redeemable warrant liabilities upon closing of the Merger. As the holders of the awards will have no further service requirements after the closing of the Merger, the accounting classification of the Private Placement Warrants is re-assessed under the guidance and determined to be derivative liabilities measured at their fair value of $12.2 million. The fair value of the Private Placement Warrants is estimated based on the trading price of the Redeemable Warrants as of September 30, 2021. The preliminary fair value is estimated using the most reliable information available. The actual fair value could be materially different once the final valuation is determined at the Closing.

(E)

Reflects the settlement of the second amended and restated promissory note between CBAH and the Sponsor which becomes due upon closing of the Merger. Under the terms of the note agreement, the Sponsor has the option to settle the note in either cash or through a conversion into Private Placement Warrants at a ratio of one whole warrant per $1.50 in principal. As of September 30, 2021, the outstanding principal balance of the note was $3.0 million. Management expects the Sponsor to settle the note by converting to Private Placement Warrants, which will be exercisable 30 days after the closing of the Merger. Therefore, the pro forma adjustment reflects the issuance of 2,000,000 Private Placement Warrants measured at their fair value of $3.3 million. The fair value of the Private Placement Warrants is estimated based on the trading price of the Redeemable Warrants as of September 30, 2021. The preliminary fair value is estimated using the most reliable information available. The actual fair value could be materially different once the final valuation is determined at the Closing.

If the Sponsor elects to settle the note in cash, the settlement will result in a decrease in the pro forma combined cash balance by $3.0 million and the recognition of a $0.3 million gain on settlement of the loan. The settlement method of the note elected by the Sponsor may be different at the closing of the Merger.

(F)

Reflects Altus’s redemption of 290,000 shares of Altus Series A Redeemable Preferred Stock upon the closing of the Merger pursuant to the terms of the Business Combination Agreement, resulting in the payment of cash to Altus shareholders for the shares’ redemption value of $290 million. The $6.8 million difference between the carrying value of the Altus Series A Redeemable Preferred Stock as of September 30, 2021 and the redemption value will be accounted for as an adjustment to the carrying value of the Altus Series A Redeemable Preferred Stock through the accumulated deficit.

(G)

Represents the recapitalization of 1,029 shares of Altus Common Stock into 90,000,000 shares of CBAH Class A common stock based on the exchange ratio of 87,464 shares of CBAH Class A common stock for each share of Altus Common Stock.

(H)

Reflects the proceeds of $275.0 million from the issuance and sale of 27,500,000 shares of CBAH Class A common stock at $10.00 per share as part of the PIPE Investment pursuant to the terms of the PIPE Subscription Agreements under the No Redemption Scenario (excluding the impact of the Sponsor’s Backstop Commitment under the Maximum Redemption Scenario described in adjustment (L)).

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(I)

Reflects the settlement of the total transaction costs estimated to be incurred by CBAH of approximately $8.7 million, including $5.3 million in transaction costs expensed in the historical CBAH statement of operations and accrued for in the historical CBAH balance sheet. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $8.1 million as $0.6 million of cash has been paid as of the pro forma balance sheet date. The costs expensed through accumulated deficit are included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 as discussed in (CC) below.

(J)

Reflects the settlement of the total equity issuance costs estimated to be incurred by Altus and the post-combination company of approximately $33.8 million, consisting of $7.1 million that has been capitalized as of September 30, 2021 and $26.7 million that is estimated to be incurred. Included in the $33.8 million of total equity issuance costs estimated to be incurred are $16.5 million in fees to be paid by the combined company to financial advisors and PIPE placement agents contingent upon closing of the Merger. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash of $29.5 million as $4.3 million has been paid as of the pro forma balance sheet date.

(K)

Reflects the reclassification of CBAH’s historical accumulated deficit, including the incremental adjustments to the accumulated deficit associated with the transaction costs described in adjustment (I) to additional paid-in capital.

(L)

Reflects the proceeds of $150.0 million from the issuance and sale of 15,000,000 shares of CBAH Class A common stock at $10.00 per share as part of the Sponsor’s Backstop Commitment. As the Maximum Redemption Scenario assumes 100% of the public shares are redeemed, this adjustment reflects the Sponsor’s purchase of the maximum number of shares required by the Backstop Commitment.

(M)

Reflects the maximum redemption of 40,250,000 public shares for aggregate redemption payments of $402.5 million allocated to CBAH Class A common stock and additional paid-in capital at a redemption price of $10.00 per share. The redemption price is calculated as $402.5 million in the Trust Account per the unaudited pro forma condensed combined balance sheet divided by 40,250,000 public shares subject to possible redemption.

(N)

Reflects (i) the surrender of 603,750 shares of Alignment Shares held by the Sponsor and CBAH’s officers and directors pursuant to the Class B Letter Agreement, and (ii) the reclassification of the remaining 1,408,750 Alignment Shares previously recognized as equity-classified share-based compensation awards to derivative liabilities upon closing of the Merger. As the holders of Alignment Shares will have no continuing service requirement after the closing of the Merger, the accounting classification of the Alignment Shares is re-assessed by the post-combination company. As the Alignment Shares will convert into a variable number of CBAH Class A common stock upon achieving certain triggering events, which include events that are not indexed to the common stock of the post-combination company, Alignment Shares are expected to be accounted for as derivative liabilities measured at their fair value.

The preliminary fair values of the Alignment Shares were estimated as of July 12, 2021 based on the terms of the third amended and restated certificate of incorporation. The valuation of the Alignment Shares uses a Monte Carlo simulation valuation model utilizing a distribution of potential outcomes

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based on a set of underlying assumptions such as stock price, volatility, and risk-free interest rates. The underlying assumptions used were the most reliable information available. The actual fair value of the Alignment Shares at closing of the Merger may deviate materially from the estimate used in this adjustment. After closing of the Merger, the Alignment Shares will be subsequently measured at their fair value with changes reflected in the statements of operations. The subsequent measurement of the Alignment Shares is included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and nine months ended September 30, 2021, as discussed in adjustment (FF) below.

Under the terms of the Alignment Shares, a separate tranche of 201,250 Alignment Shares will automatically convert into a variable number of CBAH Class A common stock shares on the last day of each measurement period, which will occur annually over seven fiscal years following consummation of the Merger. Therefore, by the end of the last measurement date in the seventh fiscal year, a total of 1,408,750 Alignment Shares will convert to CBAH Class A common stock. The initial measurement period commences on the date of the closing of the Merger and ends on the last date of the first fiscal quarter following the end of the fiscal year in which the Merger is consummated. The subsequent measurement periods are each of the six successive four-fiscal-quarter periods.

The number of shares of CBAH Class A common stock into which the Alignment Shares may convert is based upon the total return of the post-combination company’s outstanding equity, which is measured as the sum of (i) the volume weighted average price (“VWAP”) of CBAH Class A common stock for the final fiscal quarter in the relevant measurement period and (ii) the amount per share of any dividends or distributions paid or payable to holders of CBAH Class A common stock, the record date for which is on or prior to the last day of the Measurement Period. Such total return will be evaluated against a price threshold, which will initially equal $10.00 for the first measurement period and will thereafter be adjusted at the beginning of each subsequent measurement period to be equal to the greater of (i) the price threshold for the immediately preceding measurement period and (ii) the VWAP for the final fiscal quarter of the immediately preceding measurement period.

If such total return does not exceed the price threshold for the relevant measurement period, the 201,250 Alignment Share will convert into 2,013 shares of CBAH Class A common stock. Therefore, at minimum, assuming the share price of CBAH Class A common stock remains at $10.00 during the seven-year conversion period and no dividends or distributions are paid, the Alignment Shares would convert into an aggregate of 14,091 shares of CBAH Class A common stock. If the total return for a given measurement period exceeds the price threshold, the 201,250 Alignment Shares will convert into a greater number of shares of CBAH Class A common stock, as calculated in accordance with the terms of the third amended and restated certificate of incorporation.

The aggregate number of shares of CBAH Class A common stock issuable under the conversion terms is subject to a conversion cap determined as a percentage of the total number of issued and outstanding shares of CBAH Class A common stock at the closing of the Merger. The conversion cap percentage is set to be 8.5% but will increase to 9.5% if the Sponsor’s Backstop Commitment is greater than $100.0 million. Therefore, the conversion cap is expected to be at 8.5% of the total shares of CBAH Class A common stock outstanding at the closing of the Merger under the No Redemption Scenario, while under the Maximum Redemption Scenario, the conversion cap percentage is expected to be 9.5%. Based on the minimum number of conversion shares and the conversion cap, the number of shares of CBAH Class A common stock issuable upon conversion of the Alignment Shares over the seven-year conversion period is a possible range of 14,091 to 13,408,750 shares under the No Redemption Scenario and 14,091 to 12,587,500 shares under the Maximum Redemption Scenario.

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Additionally, upon a change in control event, for the measurement period in which the event occurs, the 201,250 Alignment Shares will automatically convert into a variable number of CBAH Class A common stock shares depending on the number of shares of CBAH Class A common stock cumulatively issued upon conversion of Alignment Shares up until the date of the change in control event.

If the cumulative shares of CBAH Class A common stock already issued equals greater than 5% of the Applicable Closing Share Count (determined as the sum of 40,250,000 public shares less redemptions, 27,500,000 shares of CBAH Class A Common Stock issued in the PIPE, and the number of shares of CBAH Class A Common Stock issued in respect of the Backstop Commitment), the 201,250 Alignment Shares will convert into the greater of (i) 2,013 shares of CBAH Class A common stock and (ii) a variable number of shares based on the excess of the Total Return above the price threshold, with such Total Return calculated based on the purchase price or deemed value agreed upon in the change of control transaction rather than the VWAP for the final fiscal quarter in the relevant measurement period.

If the cumulative shares of CBAH Class A common stock already issued equals less than 5% of the Applicable Closing Share Count, the 201,250 Alignment Shares will convert into the greater of (i) 5% of the Applicable Closing Share Count less any shares of CBAH Class A common stock previously issued upon conversion of Alignment Shares and (ii) a variable number of shares based on the excess of the Total Return above the price threshold, with such Total Return calculated based on the purchase price or deemed value agreed upon in the change of control transaction rather than the VWAP for the final fiscal quarter in the relevant measurement period.

To the extent any remaining tranches of 201,250 Alignment Shares remain outstanding after the change in control event, all remaining tranches of 201,250 Alignment Shares will automatically convert into one share of CBAH Class A common stock.

Refer to the section entitled “Alignment Shares Conversion” within the section entitled “Description of CBAH’s Securities” within CBAH’s proxy statement/prospectus for a complete description and illustrative example of the Alignment Shares Conversion terms.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The Transaction Accounting Adjustments included in the unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2021 and the year ended December 31, 2020 are as follows:

(AA)	Represents the elimination of CBAH’s investment income related to the marketable securities held in the Trust Account.

(BB)

Reflects the loss recognized by the post-combination company for the year ended December 31, 2020 and the gain recognized for the nine months ended September 30, 2021 from the change in fair value of the Private Placement Warrants determined to be redeemable warrant liabilities in adjustment (D) above and the Private Placement Warrants issued to settle the promissory note in adjustment (E) above.

(CC)

Reflects the total estimated transaction costs for CBAH which will be expensed as incurred, but not yet recognized in the statement of operations for the year ended December 31, 2020. Transaction costs are reflected as if incurred on January 1, 2020, the date the Merger occurred for the purposes of the unaudited pro forma condensed combined statement of operations. This is a non-recurring item.

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(DD)

Reflects the recognition of $17.7 million and $15.2 million during the year ended December 31, 2020 in stock-based compensation expense resulting from the issuance of 8,858,958 and 7,596,458 time-based restricted stock units (“RSUs”) to the post-combination company’s chief executive officers under the Management Equity Incentive Letter under the No Redemption Scenario and Maximum Redemption Scenario, respectively. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 reflects the recognition of $13.3 million and $11.4 million in stock-based compensation expense under the No Redemption Scenario and Maximum Redemption Scenarios, respectively. The stock-based compensation expense associated with the awards is recognized based on a straight-line method over the five-year requisite service period.

In addition, in the event the second amended and restated promissory note between CBAH and the Sponsor as of the unaudited pro forma condensed combined balance sheet date is settled in cash as opposed to the conversion into Private Placement Warrants, as discussed in adjustment (E) above, the number of RSUs issued will decrease by 100,000 under both scenarios, resulting in a less than $0.2 million decrease in stock-based compensation expense during the year ended December 31, 2020 and nine months ended September 30, 2021.

(EE)	Reflects the pro forma adjustment for income taxes by applying an estimated blended tax rate of 25.96%.

(FF)

Reflects the recognition of $4.6 million and $4.5 million in losses resulting from the change in fair value of the Alignment Shares determined to be derivative liabilities in adjustment (N) above during the year ended December 31, 2020 under No Redemption Scenario and the Maximum Redemption Scenario, respectively. The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2021 reflects the recognition of $5.1 million and $4.9 million in gains under both the No Redemption Scenario and the Maximum Redemption Scenarios.

(GG)

Reflects the removal of the $0.3 million gain from the change in fair value of the Sponsor Promissory Note historically recognized by CBAH as the pro forma condensed combined financial information assumes the Sponsor Promissory Note will be converted into Private Placement Warrants upon closing of the Merger, as discussed in adjustment (E) above.

4.	Other Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information – Solar Acquisition

On December 22, 2020, a wholly-owned subsidiary of Altus acquired the Solar Project Companies from a third-party seller. Altus accounted for the acquisition under the acquisition method of accounting for business combinations where the purchase price of the company was allocated to the assets acquired and liabilities assumed based on their estimated fair values on December 22, 2020. The amounts of the Solar Project Companies’ operating activities for the period from December 22, 2020 through December 31, 2020 and the nine months ended September 30, 2021 are included in Altus’s audited and unaudited consolidated statement of operations for the year ended December 31, 2020 and nine months ended September 30, 2021, respectively. The assets and liabilities of the Solar Project Companies as of September 30, 2021 are included in Altus’s unaudited consolidated balance sheet as of September 30, 2021.

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The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 gives effect to the Solar Acquisition as if it had occurred on January 1, 2020 by adding the operational activities of the Solar Project Companies for the period of January 1, 2020 through December 21, 2020, adjusted for the fair value of the net assets acquired as of the acquisition date. The adjustment is presented as other transaction accounting adjustment to provide information that would be material to investors’ understanding of Altus and the Solar Project Companies as a combined entity.

	For the Period January 1, 2020 to December 21, 2020				For the Period January 1, 2020 to December 21, 2020
	The Solar Project Companies (Historical)	Reclassification Adjustments (Refer to Note 4)	Purchase Price Allocation Adjustments		The Solar Project Companies (Adjusted)
Revenue
Operating revenues, net	$—	$10,250	$—		$10,250
Net metering credits, net	1,737	(1,737)			—
Electricity sales, net	5,345	(5,345)			—
Renewable energy certificates	3,168	(3,168)			—

Total revenue	10,250	—	—		10,250
Operating expenses
Cost of operations	—	2,617			2,617
General and administrative	—	305			305
Depreciation, amortization and accretion expense	—	5,226	(4,729)	(4.a)	4,043
			4,067	(4.a)
			(466)	(4.b)
			(68)	(4.b)
			(31)	(4.c)
			44	(4.c)
Acquisition and entity formation costs	—	—			—
Property taxes	488	(488)			—
Insurance	217	(217)			—
Rent expense	366	(366)			—
Operations and maintenance fees	397	(397)			—
Asset management fees	302	(302)			—
Renewable energy certificates	154	(154)			—
Professional fees	299	(299)			—
Subscription management fees	205	(205)			—
General and administrative	305	(305)			—
Bad debt	189	(189)			—

Total operating expenses	2,922	5,226	(1,183)		6,965
Income from operations	7,328	(5,226)	1,183		3,285
Other (income) expenses
Other expense (income), net	—	(497)			(497)
Interest expense, net	—	4,583	(209)	(4.d)	4,374
Incentive income	(497)	497			—
Interest income	(60)	60			—
Interest expense	4,014	(4,014)			—
Depreciation expense	4,729	(4,729)			—
Amortization expense	466	(466)			—
Accretion Expense	31	(31)			—
Unrealized loss on swap fair value	629	(629)			—

Total other (income) expenses	9,312	(5,226)	(209)		3,877

Loss before income tax (expense) benefit	(1,984)	—	1,392		(592)
Income tax (expense) benefit	—	—	(361)	(4.e)	(361)

Net loss	(1,984)	—	1,031		(953)
Net loss attributable to redeemable noncontrolling interest	(13,539)	—	72	(4.f)	(13,467)

Net income attributable to manager members	11,555	—	959		12,514

Management identified differences in the presentation of financial information between the Solar Project Companies and Altus. Therefore, reclassification adjustments are made to conform the presentation of the Solar Project Companies’ financial information to that of Altus, as shown in “Reclassification Adjustments” column.

The other transaction accounting adjustments applied to the audited combined financial information of the Solar Project Companies for the period from January 1, 2020 through December 21, 2020 are as follows:

(4.a)

Reflects the removal of historical depreciation expense of the Solar Project Companies’ depreciable assets and recognition of new depreciation expense based on the fair value of the property, plant and equipment acquired by Altus and the remaining useful lives as of the acquisition date.

(4.b)

Reflects the removal of historical amortization expense of the Solar Project Companies’ definite-lived intangible assets and recognition of new amortization benefit based on the fair value of the net intangible liabilities acquired by Altus and the remaining useful lives as of the acquisition date.

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(4.c)

Reflects the removal of historical accretion expense of the Solar Project Companies’ asset retirement obligations and recognition of new accretion expense based on the fair value of the asset retirement obligations acquired by Altus.

(4.d)	Reflects the removal of historical debt issuance costs amortized to interest expense as the outstanding debt of the Solar Project Companies was not assumed by Altus.

(4.e)	Reflects the pro forma adjustment for income taxes by applying an estimated blended tax rate of 25.96%.

(4.f)	Reflects the pro forma adjustment for income attributable to noncontrolling interests in the Solar Project Companies resulting from the pro forma adjustments mentioned above.

5.	Other Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Financial Information – TrueGreen Acquisition

On August 25, 2021, Altus acquired the True Green Entities from private equity funds managed by True Green Capital Management, LLC for the total consideration of $197.4 million. Altus accounted for the acquisition under the acquisition method of accounting for business combinations where the purchase price of the True Green Entities was allocated to the assets acquired and liabilities assumed based on their estimated fair values on August 25, 2021. The assets and liabilities of the True Green Entities as of September 30, 2021 are included in Altus’s unaudited consolidated balance sheet as of September 30, 2021. In addition, the operating results of the True Green Entities’ operating activities for the period from August 25, 2021 through September 30, 2021 are included in Altus’s unaudited consolidated statement of operations for the nine months ended September 30, 2021.

The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 and the nine months ended September 30, 2021 give effect to the TrueGreen Acquisition as if it had occurred on January 1, 2020 by adding the operational activities of the True Green Entities for the year ended December 31, 2020 and the period from January 1, 2021 through August 24, 2021, adjusted for the fair value of the net assets acquired as of the acquisition date. The adjustment is presented as other transaction accounting adjustment to provide information that would be material to investors’ understanding of Altus and the True Green Entities as a combined entity.

The private equity funds of True Green Capital Management, LLC have qualified as investment companies pursuant to Accounting Standards Codification Topic 946, Financial Services—Investment Companies (“ASC 946”), and as a result, the Rule 3-05 financial statements for the True Green Entities are presented using specialized accounting methods applicable to investment companies. In accordance with investment-company accounting methods, the investments of the True Green Entities are reflected at fair value as opposed to historical cost less accumulated depreciation and impairments, if any. In addition, the True Green Entities’ statements of operations do not reflect revenues, expenses or other income from operations underlying the investments. Instead, the statements of operations reflect the change in fair value of the True Green Entities’ investments, whether realized or unrealized. Distributions from investments are recorded as dividend income when the distribution is from estimated taxable earnings and profits and as a return of capital when the distribution is in excess of estimated taxable earnings and profits. As the True Green Entities acquired by Altus will no longer be held by funds that qualify for investment-company accounting, the solar projects following the TrueGreen Acquisition will be accounted for using accounting policies and methods consistent with that of

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Altus.

Refer to the “Significant Accounting Policies” footnote of Altus’s audited financial statements as of and for the year ended December 31, 2020 included in CBAH’s proxy statement/prospectus for a complete description of Altus’s accounting policies and methods.

	For the Period January 1, 2021 to August 24, 2021								For the Period January 1, 2021 to August 24, 2021
	TGCOP HoldCo, LLC (Historical)	Financing Adjustments			Carve Out Adjustments	Other Transaction Accounting Adjustments			TrueGreen Acquisition Transaction Accounting Adjustments
Operating revenues, net	$—	$—			$—	$16,631	(5.bb	)	$16,631
Operating expenses
Cost of operations (exclusive of depreciation and amortization shown separately below)	—	—			—	2,650	(5.bb	)	2,650
General and administrative	—	—			—	—			—
Depreciation, amortization and accretion expense	—	—			—	6,056	(5.cc	)	5,460
						(635)	(5.dd	)
						39	(5.ee	)

Total operating expenses	—	—			—	8,110			8,110
Operating income (loss)	—	—			—	8,521			8,521
Other (income) expenses
Other (income) expense, net	—	—			—	(80)	(5.bb	)	(80)
Interest (income) expense, net	—	3,128	(5.aa	)	—	22	(5.bb	)	3,150
Net change in unrealized gain	1,347	—			(5,593)	4,246	(5.bb	)	—

Total other (income) expenses	1,347	3,128			(5,593)	4,188			3,070

Income (loss) before income tax (expense) benefit	(1,347)	(3,128)			5,593	4,333			5,451
Income tax (expense) benefit	—	812	(5.gg	)	—	(1,125)	(5.gg	)	(313)

Net income (loss)	(1,347)	(2,316)			5,593	3,208			5,138
Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	—	(253)	(5.hh	)	—	351	(5.hh	)	98

Net income (loss) attributable to common stockholder	$(1,347)	$(2,063)			$5,593	$2,857			$5,040

	For the year ended December 31, 2020								For the year ended December 31, 2020
	TGCOP HoldCo, LLC (Historical)	Financing Adjustments			Carve Out Adjustments	Other Transaction Accounting Adjustments			TrueGreen Acquisition Transaction Accounting Adjustments
Operating revenues, net	$—	$—			$—	$23,424	(5.bb	)	$23,424
Operating expenses
Cost of operations (exclusive of depreciation and amortization shown separately below)	—	—			—	3,617	(5.bb	)	3,617
General and administrative	—	—			—	55	(5.bb	)	55
Depreciation, amortization and accretion expense	—	—			—	9,406	(5.cc	)	8,481
						(986)	(5.dd	)
						61	(5.ee	)

Total operating expenses	—	—			—	12,153			12,153
Operating income (loss)	—	—			—	11,271			11,271
Other (income) expenses
Other (income) expense, net	—	—			—	(47)	(5.bb	)	(47)
Interest (income) expense, net	—	4,858	(5.aa	)	—	35	(5.bb	)	4,893
Net change in unrealized gain	(2,016)	—			847	1,169	(5.bb	)	—

Total other (income) expenses	(2,016)	4,858			847	1,157			4,846

Income (loss) before income tax (expense) benefit	2,016	(4,858)			(847)	10,114			6,425
Income tax (expense) benefit	—	1,261	(5.ff	)	—	(2,626)	(5.ff	)	(1,364)

Net income (loss)	2,016	(3,597)			(847)	7,488			5,061
Net income (loss) attributable to noncontrolling interests and redeemable noncontrolling interests	—	(393)	(5.gg	)	—	819	(5.gg	)	426

Net income (loss) attributable to common stockholder	$2,016	$(3,204)			$(847)	$6,670			$4,635

Financing Adjustments

The financing adjustments applied to the pro forma condensed combined financial information are as follows:

(5.aa)

Reflects the recognition of interest expense associated with the additional debt drawn under the Rated Term Loan. Altus issued approximately $126.4 million in new debt under the Rated Term Loan to finance the TrueGreen Acquisition.

20

Carve Out Adjustments

The portfolio of True Green Entities acquired by Altus are held by TGCOP HoldCo, LLC. Included in the financial statements of TGCOP HoldCo, LLC are certain solar asset portfolios and solar panel inventory which were not acquired by Altus as part of the TrueGreen Acquisition. However, as Altus acquired substantially all the assets of TGCOP HoldCo, LLC, adjustment has been made in the pro forma financial information to eliminate the True Green Entities assets not acquired by Altus, as shown in the unaudited pro forma condensed combined financial information under the “Carve Out Adjustments” column.

Other Transaction Accounting Adjustments

The other transaction accounting adjustments applied to the statements of operations of the True Green Entities for the year ended December 31, 2020 and the period from January 1, 2021 through August 24, 2021 are as follows:

(5.bb)

Reflects the reconciliation of differences in accounting and reporting policies between Altus and TGCOP HoldCo, LLC. As TGCOP HoldCo, LLC meets the assessment of investment company status, TGCOP HoldCo, LLC followed the accounting and reporting guidance outlined in ASC 946. Therefore, a pro forma adjustment is made to unwind TGCOP HoldCo, LLC’s presentation under ASC 946 and align to the historical cost accounting and reporting policies of Altus.

(5.cc)	Reflects the recognition of new depreciation expense based on the fair value of the property, plant and equipment acquired by Altus and the remaining useful lives as of the acquisition date.

(5.dd)

Reflects the recognition of new amortization benefit based on the fair value of the intangible assets acquired and liabilities assumed by Altus and the remaining useful lives as of the acquisition date.

(5.ee)	Reflects the recognition of new accretion expense based on the fair value of the asset retirement obligations assumed by Altus and the remaining terms.

(5.ff)	Reflects the pro forma adjustment for income taxes by applying an estimated blended tax rate of 25.96%.

(5.gg)

Reflects the pro forma adjustment for income attributable to noncontrolling interests in the True Green Entities resulting from the entities’ historical income and pro forma adjustments mentioned above.

6.	Net income (loss) attributable to common stockholders per share

Represents the net income (loss) attributable to common stockholders per share calculated using the historical weighted average shares of common stock outstanding, and the issuance of additional shares in connection with the Merger, assuming the shares were outstanding since January 1, 2020. As the Merger and related transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares of common stock outstanding for basic and diluted net income (loss) attributable to common stockholders per share assumes that the shares issuable relating to the Merger have been outstanding for the entire periods presented. If the maximum number of shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire periods.

The pro forma net income (loss) attributable to common stockholders per share excludes per share data for the Alignment Shares, as the shares will be reclassified to derivative liabilities upon the consummation of the Merger. However, as the Alignment Shares include the rights to receive undistributed earnings along with common stock, the shares are treated as participating securities and the two-class method is applied.

21

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption of the CBAH Class A common stock for cash equal to their pro rata share of the aggregate amount on deposit (as of two business days prior to the Closing) in the Trust Account for the nine months ended September 30, 2021 and the year ended December 31, 2020:

	For the nine months ended September 30, 2021		For the year ended December 31, 2020
(in thousands, except share and per share data)	No Redemption Scenario	Maximum Redemption Scenario	No Redemption Scenario	Maximum Redemption Scenario
Pro forma net income (loss)	$(6,486)	$(5,273)	$1,538	$3,513
Income attributable to participating securities	58	56	(14)	(37)

Pro forma net income (loss) attributable to common stockholders	(6,428)	(5,217)	1,524	3,476
Class A Common Stock
Weighted average shares of common stock outstanding - basic (1)	156,078,680	130,828,680	156,078,680	130,828,680
Dilutive RSUs	2,436,214	2,089,026	885,896	759,646
Dilutive restricted stock	1,665,487	1,665,487	1,662,987	1,662,987
Dilutive conversion of Alignment Shares	2,013	2,013	—	—

Weighted average shares of common stock outstanding - diluted (2)	160,182,393	134,585,206	158,627,563	133,251,313
Net income (loss) attributable to common stockholders per share - basic	$(0.04)	$(0.04)	$0.01	$0.03
Net income (loss) attributable to common stockholders per share - diluted	$(0.04)	$(0.04)	$0.01	$0.03

(1)

Excludes 1,671,320 shares of CBAH Class A common stock provided to holders of Altus Restricted Shares. Such CBAH Class A common stock will be subject to the same vesting restrictions placed on the Altus Restricted Shares as in effect immediately prior to the Merger, including restrictions on dividends and voting rights. As the shares are still subject to vesting, they are excluded from basic weighted average shares of common stock outstanding.

(2)

Excludes 10,062,500 and 8,100,000 Redeemable Warrants and Private Placement Warrants, respectively, under the No Redemption and Maximum Redemption Scenarios. Of the Private Placement Warrants excluded, 733,333 Private Placement Warrants represent the warrants that are assumed to be issued at the closing of the Merger to settle the second amended and restated promissory note between CBAH and the Sponsor, as discussed in adjustment (E) above. The Redeemable Warrants and Private Placement Warrants are exercisable at $11.00 per share. As the warrants are deemed anti-dilutive, they are excluded from the calculation of earnings per shares under both scenarios.

22

Exhibit 99.3

ALTUS’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and operating results for Altus (as used in this section, “Altus” or the “Company”) has been prepared by Altus’s management. You should read the following discussion and analysis together with Company’s condensed consolidated financial statements and related notes appearing elsewhere in this Current Report on Form 8-K, the audited consolidated financial statements for the year ended December 31, 2020, and the related notes included in the Company’s proxy statement/prospectus filed with the SEC on November 5, 2021. Any references in this section to “we,” “our” or “us” shall mean Altus. Our disclosure and analysis in this report contains forward-looking statements. Forward-looking statements give management’s expectations regarding our future growth, results of operations, operational and financial performance and business prospects and opportunities. All statements other than statements of historical fact are forward-looking statements. You can identify such statements because they contain words such as “plans,” “expects” or “does not expect,” “budget,” “forecasts,” “anticipates” or “does not anticipate,” “believes,” “intends” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur, or be achieved. Although the forward-looking statements contained herein reflect management’s current beliefs based on information currently available to management and upon assumptions which management believes to be reasonable, actual results may differ materially from those stated in or implied by these forward-looking statements.

Overview

Altus’s mission is to create a clean electrification ecosystem, to drive the clean energy transition of our customers across the United States while simultaneously enabling the adoption of corporate ESG targets. In order to achieve our mission, we develop, own and operate solar generation, energy storage and electric vehicle (“EV”) charging facilities. We have the in-house expertise to develop, build and provide operations and management (“O&M”) and customer servicing for our assets. Our proprietary software platform, Gaia, provides data analytics for the operating assets and streamlines the customer experience from the initial outreach through the asset operations. The strength of our platform is enabled by premier sponsorship from Blackstone, which provides an efficient capital source and access to a network of portfolio companies, and CBRE, which provides direct access to their portfolio of owned and managed commercial and industrial (“C&I”) properties.

We are a developer, owner and operator of large-scale roof, ground and carport-based photovoltaic and energy storage systems, as well as electric vehicle charging facilities, serving commercial and industrial, public sector and community solar customers. We own systems across the United States from Hawaii to Vermont. Our portfolio consists of over 350 megawatts (“MW”) of solar photovoltaic (“PV”). We have both front-of-the-meter (direct grid tie) and behind-the-meter projects. We have long-term power purchase agreements (“PPAs”) with over 300 utility or C&I entities and contracts with over 5,000 residential customers through community solar projects. We sell power on an as-generated basis from the systems directly to building occupants under these PPAs, directly to the grid in Feed-In-Tariff (“FIT”) programs and to residential customers via community solar programs. We also participate in numerous renewable energy certificate (“REC”) programs throughout the country. We have experienced significant growth in the last 12 months as a product of organic growth and targeted acquisitions and currently operate in 17 states, providing clean electricity to our customers equal to the consumption of approximately 30,000 homes, displacing 240,000 tons of CO2 emissions per annum.

Key Factors Affecting Our Performance

Our results of operations and our ability to grow our business over time could be impacted by a number of factors and trends that affect our industry generally, as well as new offerings of services and products we may acquire or seek to acquire in the future. Additionally, our business is concentrated in certain markets, putting us at risk of region-specific disruptions such as adverse economic, regulatory, political, weather and other conditions. See “Risk Factors” elsewhere in this proxy statement/prospectus for further discussion of risks affecting our business. We believe the factors discussed below are key to our success:

Execution of Growth Strategies

We believe we are in the beginning stages of a market opportunity driven by a secular megatrend of transitioning away from traditional energy sources to renewable energy. We intend to leverage our competitive strengths and market position to become customers’ “one-stop-shop” for the clean energy transition by 1) Using our existing customer and developer networks to build out our EV charging and energy storage offerings and establish a position comparable to that of our C&I solar market position through our existing cross-sell opportunities and 2) partnering with Blackstone and CBRE to access their client relationships, portfolio companies, and their strong brand recognition, to increase the number of customers we can support.

Competition

We compete in the C&I scale renewable energy space with utilities, developers, independent power producers (“IPPs”), pension funds and private equity funds for new investment opportunities. We expect to grow our market share because of the following competitive strengths:

•

Exceptional Leadership: We have a strong executive leadership team who has extensive experience in capital markets, solar development and solar construction, with over 20 years of experience each. Moreover, through the transaction structure, management and employees will continue to own a significant interest in the Company.

•

Attractive Partner for Sellers: We have positioned ourselves as the preferred partner for asset owners looking to divest operating portfolios by providing a high level of execution certainty and offering an efficient process for deal completion.

•

Standardized Contract Process: We have established an innovative approach to the development process. From site identification and customer origination through the construction phase, we’ve established a streamlined process enabling us to further create the scalability of our platform and significantly reduce costs and time in the development process.

•

Long-Term Captive Contracts: Our C&I solar generation contracts have a typical length of 20 years or longer. The average remaining life of our current contracts is approximately 16 years. These long-term value contracts create strong relationships with customers that allow us to cross-sell additional current and future products and services.

•

Blackstone Financing: We have an attractive cost of capital in an investment-grade rated scalable credit facility from Blackstone, which enables us to be competitive bidders in asset acquisition and development.

•

CBRE Partnership: Our partnership with CBRE, the largest global real estate services company, provides us with a clear path to creating new customer relationships. CBRE is the largest manager of data centers and 90% of the Fortune 100 are CBRE clients, providing a significant opportunity for us to expand our customer base.

Financing Availability

Our future growth depends in significant part on our ability to raise capital from third-party investors and lenders on competitive terms to help finance the origination of our solar energy systems. We have historically used a variety of structures including tax equity financing, construction loan financing, and term loan financing to help fund our operations. From our inception to September 30, 2021, we have raised over $100 million of tax equity financing, $80 million in construction loan financing and $690 million of term loan financing. Our ability to raise capital from third-party investors and lenders is also affected by general economic conditions, the state of the capital markets, inflation levels and concerns about our industry or business.

Cost of Solar Energy Systems

Although the solar panel market has seen an increase in supply in recent years, upward pressure on prices may occur due to growth in the solar industry, regulatory policy changes, tariffs and duties and an increase in demand. As a result of these developments, we may pay higher prices on imported solar modules, which may make it less economical for us to serve certain markets. Attachment rates for energy storage systems have trended higher while the price to acquire has trended downward making the addition of energy storage systems a potential area of growth for us.

Seasonality

The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow results in less irradiation, the output of solar energy systems will vary depending on the season and the overall weather conditions in a year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.

Government Regulations, Policies and Incentives

Our growth strategy depends in significant part on government policies and incentives that promote and support solar energy and enhance the economic viability of distributed residential solar. These incentives come in various forms, including net metering, eligibility for accelerated depreciation such as MACRS, solar renewable energy credits (“SRECs”), tax abatements, rebate and renewable target incentive programs and tax credits, particularly the Section 48(a) ITC. We are a party to a variety of agreements under which we may be obligated to indemnify the counterparty with respect to certain matters. Typically, these obligations arise in connection with contracts and tax equity partnership arrangements, under which we customarily agree to hold the other party harmless against losses arising from a breach of warranties, representations, and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non-infringement of third-party rights, and certain tax matters including indemnification to customers and tax equity investors regarding Commercial ITCs. The sale of SRECs has constituted a significant portion of our revenue historically. A change in the value of SRECs or changes in other policies or a loss or reduction in such incentives could decrease the attractiveness of distributed solar to us and our customers in applicable markets, which could reduce our growth opportunities. Such a loss or reduction could also reduce our willingness to pursue certain customer acquisitions due to decreased revenue or income under our solar service agreements. Additionally, such a loss or reduction may also impact the terms of and availability of third-party financing. If any of these government regulations, policies or incentives are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates or there is a negative impact from the recent federal law changes or proposals, our operating results and the demand for, and the economics of, distributed residential solar energy may decline, which could harm our business.

Impact of the COVID-19 Pandemic

In March 2020, the World Health Organization declared the outbreak of the novel coronavirus (“COVID-19”) a pandemic.

Our business operations continue to function effectively during the pandemic. We are continuously evaluating the global pandemic and are taking necessary steps to mitigate known risks. We continue to closely monitor developments related to the pandemic and will adjust our actions and operations as appropriate in order to continue to provide safe and reliable service to our customers and communities while keeping employees safe. Although the impact to the operations of the Company has been minimal to date, given the pandemic remains prevalent and the situation is evolving, the future impact on the business of the Company is unknown. We considered the impact of COVID-19 on the use of estimates and assumptions used for financial reporting and noted there were no material impacts on our results of operations for the period ended September 30, 2021, as operations and delivery of product to our customers has not been materially impacted. To date, we have not experienced significant reductions in sales volumes across our businesses, and we do not anticipate any significant reductions in sales volumes going forward.

The service and installation of solar energy systems has continued during the COVID-19 pandemic. This reflects solar services’ designation as an essential service in all of our service territories. Currently, we do not anticipate an inability to install and service solar energy systems. However, if there are additional outbreaks of the COVID-19 virus or more stringent health and safety guidelines are adopted, our and our contractors’ ability to continue performing installations and service calls may be adversely impacted.

Throughout the COVID-19 pandemic, we have seen minimal impact to our supply chain as we have largely been able to successfully procure the equipment needed to service and install solar energy systems. We have established a geographically diverse group of suppliers, which helps ensure our customers have access to affordable and effective solar energy and storage options despite potential trade, geopolitical or event-driven risks. Currently, we do not anticipate an inability to source parts for our solar energy systems or energy storage systems. However, if supply chains become significantly disrupted due to additional outbreaks of the COVID-19 virus or more stringent health and safety guidelines are implemented, our ability to install and service solar energy systems could become adversely impacted.

There is considerable uncertainty regarding the extent and duration of governmental and other measures implemented to try to slow the spread of the COVID-19 virus, such as large-scale travel bans and restrictions, border closures, quarantines, shelter-in-place orders and business and government shutdowns. Some states that had begun taking steps to reopen their economies experienced a subsequent surge in cases of COVID-19, causing these states to cease such reopening measures in some cases and reinstitute restrictions in others. Restrictions of this nature have caused, and may continue to cause, us to experience operational delays and may cause milestones or deadlines relating to various project documents to be missed. To date, we have not received notices from our dealers regarding significant performance delays resulting from the COVID-19 pandemic. However, worsening economic conditions could result in such outcomes over time, which would impact our future financial performance. Further, the effects of the economic downturn associated with the COVID-19 pandemic may increase unemployment and reduce consumer credit ratings and credit availability, which may adversely affect new customer origination and our existing customers’ ability to make payments on their solar service agreements. Periods of high unemployment and a lack of availability of credit may lead to increased delinquency and default rates. We have not experienced a significant increase in default or delinquency rates to date. However, if existing economic conditions continue for a prolonged period of time or worsen, delinquencies on solar service agreements could increase, which would also negatively impact our future financial performance.

We cannot predict the full impact the COVID-19 pandemic or the significant disruption and volatility currently being experienced in the capital markets will have on our business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties. The ultimate impact will depend on future developments, including, among other things, the ultimate duration of the COVID-19 virus, the distribution, acceptance and efficacy of the vaccine, the depth and duration of the economic downturn and other economic effects of the COVID-19 pandemic, the consequences of governmental and other measures designed to prevent the spread of the COVID-19 virus, actions taken by governmental authorities, customers, suppliers, dealers and other third parties, our ability and the ability of our customers, potential customers and dealers to adapt to operating in a changed environment and the timing and extent to which normal economic and operating conditions resume. For additional discussion regarding risks associated with the COVID-19 pandemic, see “Risk Factors” elsewhere in this proxy statement/prospectus.

Key Financial and Operational Metrics

We regularly review a number of metrics, including the following key operational and financial metrics, to evaluate our business, measure our performance and liquidity, identify trends affecting our business, formulate our financial projections and make strategic decisions.

Operational Metrics

The following are the key operational metrics we regularly review to evaluate and manage the ongoing operations of the business, measure our performance against peers and competitors, identify key competitive trends affecting our industry, and inform strategic decisions on future growth strategy.

Megawatts Installed

Megawatts installed represents the aggregate megawatt nameplate capacity of solar energy systems for which panels, inverters, and mounting and racking hardware have been installed on premises in the period. Cumulative megawatts installed represents the aggregate megawatt nameplate capacity of solar energy systems for which panels, inverters, and mounting and racking hardware have been installed on premises.

	As of September
	2021	2020	Change
Megawatts installed	345	185	160

Cumulative megawatts installed increased from 185 as of September 30, 2020, to 345 MW as of September 30, 2021.

Megawatt Hours Generated

Megawatt hours (“MWh”) generated represents the output of solar energy systems from operating solar energy systems. MWh generated relative to nameplate capacity can vary depending on multiple factors such as design, equipment, location, weather and overall system performance.

	For the nine months ended September 30,
	2021	2020	Change
Megawatt hours generated	287,000	154,000	133,000

Megawatt hours generated increased from 154,000 MWh for the nine months ended September 30, 2020, to 287,000 MWh for the nine months ended September 30, 2021.

Non-GAAP Financial Measures

Adjusted EBITDA

We define adjusted EBITDA as net income (loss) plus net interest expense, depreciation, amortization and accretion expense, income tax expense, acquisition and entity formation costs, non-cash compensation expense, and excluding the effect of certain non-recurring items we do not consider to be indicative of our ongoing operating performance such as, but not limited to, state grants, and other miscellaneous items of other income and expenses.

Adjusted EBITDA is a non-GAAP financial measure that we use as a performance measure. We believe that investors and securities analysts also use adjusted EBITDA in evaluating our operating performance. This measurement is not recognized in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to adjusted EBITDA is net income. The presentation of adjusted EBITDA should not be construed to suggest that our future results will be unaffected by non-cash or non-recurring items. In addition, our calculation of adjusted EBITDA is not necessarily comparable to adjusted EBITDA as calculated by other companies.

We believe adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance- based compensation targets. Adjusted EBITDA should not be considered an alternative to but viewed in conjunction with GAAP results, as we believe it provides a more complete understanding of ongoing business performance and trends than GAAP measures alone. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

	Nine Months Ended September 30,
	2021	2020

	(in thousands)
Reconciliation of Net (loss) income to Adjusted EBITDA:
Net (loss) income	$(1,468)	$1,458
Income tax benefit	(1,497)	(881)
Interest expense, net	13,962	10,343
Depreciation, amortization and accretion expense	14,167	8,410
Non-cash compensation expense	111	62
Acquisition and entity formation costs	1,186	440
Other expense, net	4,083	104

Adjusted EBITDA	$30,544	$19,936

Components of Results of Operations

The Company derives its operating revenues principally from power purchase agreements, net metering credit agreements, solar renewable energy credits, and performance based incentives.

Revenue under power purchase agreements. A portion of the Company’s power sales revenues is earned through the sale of energy (based on kilowatt hours) pursuant to the terms of power purchase agreements (“PPAs”). The Company’s PPAs typically have fixed or floating rates and are generally invoiced monthly. The Company applied the practical expedient allowing the Company to recognize revenue in the amount that the Company has a right to invoice which is equal to the volume of energy delivered multiplied by the applicable contract rate. As of September 30, 2021, PPA’s have a weighted-average remaining life of 15 years.

Revenue from net metering credits. A portion of the Company’s power sales revenues are obtained through the sale of net metering credits under net metering credit agreements (“NMCAs”). Net metering credits are awarded to the Company by the local utility based on kilowatt hour generation by solar energy facilities, and the amount of each credit is determined by the utility’s applicable tariff. The Company currently receives net metering credits from various utilities including Eversource Energy, National Grid Plc, and Xcel Energy. There are no direct costs associated with net metering credits, and therefore, they do not receive an allocation of costs upon generation. Once awarded, these credits are then sold to third party offtakers pursuant to the terms of the offtaker agreements. The Company views each net metering credit in these arrangements as a distinct performance obligation satisfied at a point in time. Generally, the customer obtains control of net metering credits at the point in time when the utility assigns the generated credits to the Company account, who directs the utility to allocate to the customer based upon a schedule. The transfer of credits by the Company to the customer can be up to one month after the underlying power is generated. As a result, revenue related to NMCA is recognized upon delivery of net metering credits by the Company to the customer. As of September 30, 2021, NMCA’s have a weighted-average remaining life of 19 years.

Solar renewable energy certificate revenue. The Company applies for and receives SRECs in certain jurisdictions for power generated by solar energy systems it owns. The quantity of SRECs is based on the amount of energy produced by the Company’s qualifying generation facilities. SRECs are sold pursuant to agreements with third parties, who typically require SRECs to comply with state-imposed renewable portfolio standards. Holders of SRECs may benefit from registering the credits in their name to comply with these state-imposed requirements, or from selling SRECs to a party that requires additional SRECs to meet its compliance obligations. The Company receives SRECs from various state regulators including New Jersey Board of Public Utilities, Massachusetts Department of Energy Resources, and Maryland Public Service Commission. There are no direct costs associated with SRECs and therefore, they do not receive an allocation of costs upon generation. The majority of individual SREC sales reflect a fixed quantity and fixed price structure over a specified term. The Company typically sells SRECs to different customers from those purchasing the energy under PPAs. The Company believes the sale of each SREC is a distinct performance obligation satisfied at a point in time and that the performance obligation related to each SREC is satisfied when each SREC is delivered to the customer.

Performance-Based Incentives. Many state governments, utilities, municipal utilities and co-operative utilities offer a rebate or other cash incentive for the installation and operation of a renewable energy facility. Up-front rebates provide funds based on the cost, size or expected production of a renewable energy facility. Performance-based incentives provide cash payments to a system owner based on the energy generated by its renewable energy facility during a pre-determined period, and they are paid over that time period. The Company recognizes revenue from state and utility incentives at the point in time in which they are earned.

Other Revenue. Other revenue consists primarily of rental income and sales of power on the wholesale electricity market. The Company recognizes other revenues in the periods in which they are earned.

Cost of Operations (Exclusive of Depreciation and Amortization). Cost of operations primarily consists of operations and maintenance expense, site lease expense, insurance premiums, property taxes and other miscellaneous costs associated with the operations of solar energy facilities. Altus expects its cost of operations to continue to grow in conjunction with its business growth. These costs as a percentage of revenue will decrease over time, offsetting efficiencies and economies of scale with inflationary increases of certain costs.

General and Administrative. General and administrative expenses consist primarily of salaries, bonuses, benefits and all other employee-related costs, including stock-based compensation, professional fees related to legal, accounting, human resources, finance and training, information technology and software services, marketing and communications, travel and rent and other office-related expenses.

Altus expects increased general and administrative expenses as it continues to grow its business but to decrease over time as a percentage of revenue. Altus also expects to incur additional expenses as a result of operating as a public company, including expenses necessary to comply with the rules and regulations applicable to companies listed on a national securities exchange and related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. Further, Altus expects to incur higher expenses for investor relations, accounting advisory, directors’ and officers’ insurance, and other professional services.

Depreciation, Amortization and Accretion Expense. Depreciation expense represents depreciation on solar energy systems that have been placed in service. Depreciation expense is computed using the straight-line composite method over the estimated useful lives of assets. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the remaining term of the lease. Amortization includes third party costs necessary to enter into site lease agreements, third party costs necessary to acquire PPA and NMCA customers and favorable and unfavorable rate revenues contracts. Third party costs necessary to enter into site lease agreements are amortized using the straight-line method ratably over 15-30 years based upon the term of the individual site leases. Third party costs necessary to acquire PPAs and NMCA customers are amortized using the straight-line method ratably over 15-25 years based upon the term of the customer contract. Estimated fair value allocated to the favorable and unfavorable rate PPAs and REC agreements are amortized using the straight-line method over the remaining non-cancelable terms of the respective agreements. Accretion expense includes over time increase of asset retirement obligations associated with solar energy facilities.

Acquisition and Entity Formation Costs. Acquisition and Entity Formation Costs represent costs incurred to acquire businesses and form new legal entities. Such costs primarily consist of professional fees for banking, legal, accounting and appraisal services.

Fair value remeasurement of contingent consideration. In connection with the Solar Acquisition, contingent consideration of up to an aggregate of $10.5 million may be payable upon achieving certain market power rates and actual power volumes generated by the acquired solar energy facilities. The Company estimated the fair value of the contingent consideration for future earnout payments using a Monte-Carlo simulation model. Significant assumptions used in the measurement include the estimated volumes of power generation of acquired solar energy facilities during the 18-36-month period since the acquisition date, market power rates during the 36-month period, and the risk-adjusted discount rate associated with the business.

Other (Income) Expense, Net. Other income and expenses primarily represent state grants, debt modification fees, and other miscellaneous items.

Interest Expense, Net. Interest expense, net represents interest on our borrowings under our various debt facilities, amortization of debt discounts and deferred financing costs, and unrealized gains and losses on interest rate swaps.

Loss on Extinguishment of Debt. Loss on extinguishment of debt represents the premium paid on early redemption related to the redemption of a portion of the Rated Term Loan and the write off of the unamortized deferred financing costs.

Income Tax (Expense) Benefit. We account for income taxes under Accounting Standards Codification 740, Income Taxes. As such, we determine deferred tax assets and liabilities based on temporary differences resulting from the different treatment of items for tax and financial reporting purposes. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Additionally, we must assess the likelihood that deferred tax assets will be recovered as deductions from future taxable income. We have a partial valuation allowance on our deferred state tax assets because we believe it is more likely than not that a portion of our deferred state tax assets will not be realized. We evaluate the recoverability of our deferred tax assets on a quarterly basis.

Net Loss Attributable to Noncontrolling Interests and Redeemable Noncontrolling Interests. Net loss attributable to noncontrolling interests and redeemable noncontrolling interests represents third-party interests in the net income or loss of certain consolidated subsidiaries based on HLBV (as defined below).

Results of Operations – Nine Months Ended September 30, 2021, Compared to Nine Months Ended September 30, 2020 (Unaudited)

	Nine Months Ended
	September 30,		Change
	2021	2020	$	%

		(in thousands)
Operating revenues, net	$50,222	$34,013	$16,209	47.7%
Operating expenses
Cost of operations (exclusive of depreciation and amortization shown separately below)	10,005	7,028	2,977	42.4%
General and administrative	12,184	7,111	5,073	71.3%
Depreciation, amortization and accretion expense	14,167	8,410	5,757	68.5%
Acquisition and entity formation costs	1,186	440	746	169.5%
Gain on fair value remeasurement of contingent consideration	(2,400)	—	(2,400)	-100.0%

Total operating expenses	$35,142	$22,989	$12,153	52.9%

Operating income	15,080	11,024	4,056	36.8%
Other expenses
Other expenses, net	838	104	734	705.8%
Interest expense, net	13,962	10,343	3,619	35.0%
Loss on extinguishment of debt	3,245	—	3,245	100.0%

Total other expenses	$18,045	$10,447	$7,598	72.7%

(Loss) income before income tax benefit	$(2,965)	$577	$(3,542)	-613.9%
Income tax benefit	1,497	881	616	69.9%

Net (loss) income	$(1,468)	$1,458	$(2,926)	-200.7%

Net loss attributable to noncontrolling interests and redeemable noncontrolling interests	(186)	(8,346)	8,160	-97.8%

Net (loss) income attributable to Altus Power Inc.	$(1,282)	$9,804	($11,086)	-113.1%

Cumulative preferred dividends and commitment fee earned on Series A redeemable preferred stock	(13,584)	(11,427)	(2,157)	18.9%
Redeemable Series A preferred stock accretion	(1,616)	(1,622)	(4,479)	276.1%
Net loss attributable to common stockholder	$(16,482)	(3,245)	(17,722)	546.1%

Net loss per share attributable to common stockholder
Basic and diluted	$(16,017)	$(3,154)	(17,222)	546.0%
Weighted average shares used to compute net loss per share attributable to common stockholder
Basic and diluted	1,029	1,029	—	0.0%

Operating Revenues, Net

	Nine Months Ended September 30,		Change
	2021	2020	Change	%
		(in thousands)
Revenue under power purchase agreements	$12,341	$8,830	$3,511	39.8%
Revenue from net metering credits	17,922	9,757	8,165	83.7%
Solar renewable energy certificate revenue	17,164	13,353	3,811	28.5%
Performance-based incentives	1,051	1,636	-585	35.8%
Other revenue	1,744	437	1,307	299.1%

Total	$50,222	$34,013	$16,209	47.7%

Operating revenues, net increased by $16.2 million, or 47.7%, for the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service subsequent to September 30, 2020.

Cost of Operations

	Nine Months Ended
	September 30,		Change
	2021	2020	$	%
		(in thousands)
Cost of operations (exclusive of depreciation and amortization shown separately below)	$10,005	$7,028	$2,977	42.4%

Cost of operations increased by $3.0 million, or 42.4%, during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service subsequent to September 30, 2020.

General and Administrative

	Nine Months Ended
	September 30,		Change
	2021	2020	$	%
		(in thousands)
General and administrative	$12,184	$7,111	$5,073	71.3%

General and administrative expense increased by $5.1 million, or 71.3%, during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, primarily due to increase in general personnel costs resulting from increased headcount in multiple job functions.

Depreciation, Amortization and Accretion Expense

	Nine Months Ended
	September 30,		Change
	2021	2020	$	%
		(in thousands)
Depreciation, amortization and accretion expense	$14,167	$8,410	$5,757	68.5%

Depreciation, amortization and accretion expense increased by $5.8 million, or 68.5%, during the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020, primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service subsequent to September 30, 2020.

Acquisition and Entity Formation Costs

	Nine Months Ended September 30,		Change
	2021	2020	$	%

		(in thousands)
Acquisition and entity formation costs	$1,186	$440	$746	169.6%

Acquisition and entity formation costs increased by $0.7 million, or 169.6% during the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to the TrueGreen Acquisition completed on August 25, 2021.

Gain on fair value remeasurement of contingent consideration

	Nine Months Ended September 30,		Change
	2021	2020	$	%

		(in thousands)
Gain on fair value remeasurement of contingent consideration	$2,400	—	$2,400	100%

Gain on fair value remeasurement of contingent consideration is associated with the Solar Acquisition completed on December 22, 2020. Gain on fair value remeasurement was recorded for the nine months ended September 30, 2021, due to changes in significant assumptions used in the measurement, including the estimated volumes of power generation of acquired solar energy facilities.

Other Expenses, Net

	Nine Months Ended September 30,		Change
	2021	2020	$	%

		(in thousands)
Other expenses, net	$838	$104	$734	705.8%

Other expenses increased by $0.7 million during the nine months ended September 30, 2021, as compared to the six months ended September 30, 2020, primarily due to $1.2 million of financing costs related to the modified portion of the Amended Rated Term Loan. Overall increase of other expenses was partially offset by $0.5 million of miscellaneous other income items.

Interest Expense, Net

	Nine Months Ended September 30,		Change
	2021	2020	$	%

		(in thousands)
Interest expense, net	$13,962	$10,343	$3,619	35.0%

Interest expense increased by $3.6 million, or 35.0%, during the nine months ended September 30, 2021, as compared to the nine months ended September 30, 2020, primarily due to the increase of outstanding debt held by the Company during these periods but offset by a lower blended interest rate on the Amended Rated Term Loan Facility.

Loss on Extinguishment of Debt

	September 30,		Change
	2021	2020	$	%

		(in thousands)
Loss on extinguishment of debt	$3,245	—	$3,245	100.0%

Loss on extinguishment of debt recognized by the Company during the nine months ended September 30, 2021, was associated with the Rated Term Loan that the Company refinanced with BIS on August 25, 2021. The Amended Rated Term Loan added an additional $135.6 million to the facility and reduced a weighted average annual fixed rate from 3.70% to 3.51%. In conjunction with the refinancing, a portion of the Amended Rated Term Loan was extinguished. As a result, the Company expensed unamortized deferred financing costs of $1.8 million and $1.4 million premium paid on early redemption.

Income Tax Benefit

	Nine Months Ended September 30,		Change
	2021	2020	$	%

		(in thousands)
Income tax benefit	$1,497	$881	$616	69.9%

For the nine months ended September 30, 2021, the Company recorded an income tax benefit of $1.5 million in relation to a pretax loss of $3.0 million, which resulted in an effective income tax rate of 50.6%. The effective income tax rate was primarily impacted by $0.2 million of income tax benefit due to net losses attributable to noncontrolling interests, $0.3 million of the state income tax benefit and $0.5 million of income tax benefit associated with the remeasurement of contingent consideration for the Solar Acquisition.

For the nine months ended September 30, 2020, the Company recorded an income tax benefit of $0.9 million in relation to a pretax income of $0.6 million, which resulted in an effective income tax rate of negative 152.7%. Effective income tax rate was primarily impacted by $1.8 million of income tax benefit due to net losses attributable to noncontrolling interests and a $1.6 million of state income tax expense.

Net Loss Attributable to Redeemable Noncontrolling Interests and Noncontrolling Interests

Net loss attributable to redeemable noncontrolling interests and noncontrolling interests decreased by $8.2 million, or 97.8%, during the nine months ended September 30, 2021, compared to the nine months ended September 30, 2020, primarily due to losses attributable to noncontrolling interests related to an increase in tax equity funding in late 2019.

Liquidity and Capital Resources

As of September 30, 2021, the Company had total cash and restricted cash of $39.2 million. For a discussion of our restricted cash, see Note 2, “Significant Accounting Policies, Restricted Cash,” to our condensed consolidated annual financial statements.

We seek to maintain diversified and cost-effective funding sources to finance and maintain our operations, fund capital expenditures, including customer acquisitions, and satisfy obligations arising from our indebtedness. Historically, our primary sources of liquidity included proceeds from the issuance of redeemable preferred stock, borrowings under our debt facilities, third party tax equity investors and cash from operations. Our business model requires substantial outside financing arrangements to grow the business and facilitate the deployment of additional solar energy facilities. We will seek to raise additional required capital from borrowings under our existing debt facilities, third party tax equity investors and cash from operations.

The solar energy systems that are in service are expected to generate a positive return rate over the useful life, typically 32 years. Typically, once solar energy systems commence operations, they do not require significant additional capital expenditures to maintain operating performance. However, in order to grow, we are currently dependent on financing from outside parties. The Company will have sufficient cash and cash flows from operations to meet working capital, debt service obligations, contingencies and anticipated required capital expenditures for at least the next 12 months. However, we are subject to business and operational risks that could adversely affect our ability to raise additional financing. If financing is not available to us on acceptable terms if and when needed, we may be unable to finance installation of our new customers’ solar energy systems in a manner consistent with our past performance, our cost of capital could increase, or we may be required to significantly reduce the scope of our operations, any of which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our tax equity funds and debt instruments impose restrictions on our ability to draw on financing commitments. If we are unable to satisfy such conditions, we may incur penalties for non-performance under certain tax equity funds, experience installation delays, or be unable to make installations in accordance with our plans or at all. Any of these factors could also impact customer satisfaction, our business, operating results, prospects and financial condition.

Debt

Rated Term Loan Facility

As part of the Blackstone Capital Facility, APA Finance, LLC (“APAF”), a wholly owned subsidiary of the Company, entered into a $251.0 million term loan facility with BIS through a consortium of lenders. The Rated Term Loan consists of investment grade-rated Class A and Class B notes that mature on June 30, 2045 (“Final Maturity Date”). The Rated Term Loan amortizes at an initial rate of 2.5% of outstanding principal per annum for a period of 5 years at which point the amortization steps up to 5% per annum until November 22, 2026 (“Anticipated Repayment Date”). After the Anticipated Repayment Date, the loan becomes fully-amortizing, and all available cash is used to pay down principal until the Final Maturity Date.

On August 25, 2021, APAF entered into an Amended and Restated Credit Agreement (“Amended Agreement”) with BIS to refinance the Rated Term Loan (hereby referred to as the “Amended Rated Term Loan”). The Amended Agreement added an additional $135.6 million (of which $123.9 million was drawn as of September 30, 2021), to the facility, bringing the aggregate facility to $503.0 million. The Amended Rated Term Loan has a weighted average 3.51% annual fixed rate, reduced from the previous weighted average rate of 3.70%, and matures on February 29, 2056 (“Final Maturity Date”). Of the total proceeds of the refinancing, $126.4 million was used to fund the TrueGreen Acquisition.

The Amended Rated Term Loan amortizes at an initial rate of 2.5% of outstanding principal per annum for a period of 8 years at which point the amortization steps up to 4% per annum until September 30, 2031 (“Anticipated Repayment Date”). After the Anticipated Repayment Date, the loan becomes fully-amortizing, and all available cash is used to pay down principal until the Final Maturity Date.

The Company incurred $4.7 million of issuance costs related to the refinancing, which have been deferred and recorded as a reduction to the Amended Rated Term Loan balance and are amortized as interest expense on a ten-year schedule until the Amended Rated Term Loan’s Anticipated Repayment Date. Additionally, in conjunction with the refinancing, the Company expensed $1.2 million of financing costs related to the modified portion of the Amended Rated Term Loan and included them in Other expenses, net in the condensed consolidated statements of operations.

In conjunction with the refinancing, a portion of the Amended Rated Term Loan was extinguished. As a result, the Company wrote off unamortized deferred financing costs of $1.8 million and paid fees of $1.4 million, which were included in loss on extinguishment of debt in the unaudited condensed consolidated statements of operations.

As of September 30, 2021, the outstanding principal balance of the Rated Term Loan was $491.3 million less unamortized debt discount and loan issuance costs totaling $8.1 million. As of December 31, 2020, the outstanding principal balance of the Rated Term Loan was $362.7 million less unamortized debt discount and loan issuance costs totaling $5.9 million.

As of September 30, 2021, the Company was in compliance with all covenants. As of December 31, 2020, the Company was in compliance with all covenants, except the delivery of the APAF audited consolidated financial statements, for which the Company obtained a waiver to extend the financial statement reporting deliverable due dates. The Company delivered the audited financial statements on August 19, 2021, before the extended reporting deliverable due dates.

Construction Loan to Term Loan Facility

On January 10, 2020, APA Construction Finance, LLC, a wholly owned subsidiary of the Company, entered into a credit agreement a group of lenders to fund the development and construction of future solar facilities (“Construction Loan to Term Loan Facility”). The Construction Loan to Term Loan Facility includes a construction loan commitment of $187.5 million and a letter of credit commitment of $12.5 million, which can be drawn until January 10, 2023. The construction loan commitment can convert to a term loan upon commercial operation of a particular solar energy facility. The interest rate on the loan is LIBOR plus a spread of 2.25% and carries a commitment fee at a rate equal to .50% per year of the daily unused amount of the commitment. As of September 30, 2021, the outstanding principal balances of the construction loan and term loan were $13.7 million and $12.3 million, respectively. As of September 30, 2021, the Company had an unused borrowing capacity of $161.5 million. The Construction Loan to Term Loan Facility includes various financial and other covenants, and the Company was in compliance with all such covenants as of September 30, 2021. As of December 31, 2020, the Company was in compliance with all covenants, except the delivery of the audited consolidated financial statements of the Company, for which the Company obtained a waiver to extend the financial statement reporting deliverable due date. The Company delivered the audited financial statements on August 11, 2021, before the extended reporting deliverable due date.

Financing Lease Obligations

Zildjian XI

During the nine months ended September 30, 2021, the Company, through its subsidiary Zildjian XI, sold five solar energy facilities located in Massachusetts and Minnesota with the total nameplate capacity of 10.5 MW to a third party (“ZXI Lessor”) for a total sales price of $28.5 million. In connection with these transactions, the Company and the ZXI Lessor entered into master lease agreement under which the Company agreed to lease back solar energy facilities for an initial term of ten years. The proceeds received from the sale-leaseback transactions net of transaction costs of $1.0 million and prepaid rent of $7.7 million amounted to $19.8 million.

The master lease agreement provides for a residual value guarantee as well as a lessee purchase option, both of which are forms of continuing involvement and prohibit the use of sale leaseback accounting under ASC 840. As a result, the Company accounts for the transaction using the financing method by recognizing the sale proceeds as a financing obligation and the assets subject to the sale-leaseback remain on the balance sheet of the Company and are being depreciated. The aggregate proceeds have been recorded as a long-term debt within the condensed consolidated balance sheets.

TrueGreen acquisition

As part of the TrueGreen Acquisition on August 25, 2021 (refer to Note 4) the Company assumed financing lease liability of $1.8 million associated with the sale-leaseback of a solar energy facility located in Connecticut with the total nameplate capacity of 1.2 MW. In accordance with the sale-leaseback arrangement the solar energy facility was sold and immediately leased back from a third-party lessor (“TGC Lessor”). The master lease agreement provides the lessee with a purchase option, which represents a form of continuing involvement and prohibits the use of sale leaseback accounting under ASC 840.

Cash Flows

For the Nine Months Ended September 30, 2021 and 2020

The following table sets forth the primary sources and uses of cash and restricted cash for each of the periods presented below:

	Nine Months Ended September 30,
	2021	2020

	(in thousands)
Net cash provided by (used in):
Operating activities	$18,248	$12,589
Investing activities	(213,493)	(46,921)
Financing activities	196,216	39,386

Net (decrease) increase in cash and restricted cash	$971	$5,054

Operating Activities

During the nine months ended September 30, 2021 cash provided by operating activities of $18.2 million consisted primarily of net loss of $1.5 million adjusted for the net non-cash expense of $15.2 million and increase in net liabilities by $4.5 million.

During the nine months ended September 30, 2020 cash provided by operating activities of $12.6 million consisted primarily of net income of $1.5 million adjusted for the net non-cash expense of $10.6 million and increase in net liabilities by $0.5 million.

Investing Activities

During the nine months ended September 30, 2021, net cash used in investing activities was $213.5 million, consisting of $10.3 million of capital expenditures, $192.6 million to acquire businesses, net of cash and restricted cash acquired, and $10.7 million to acquire renewable energy facilities from third parties, net of cash and restricted cash acquired.

During the nine months ended September 30, 2020, net cash used in investing activities was $46.9 million, consisting of $28.3 million of capital expenditures, $17.9 million to acquire renewable energy facilities from third parties, net of cash and restricted cash acquired and $0.8 million of payments made to acquire new customers.

Financing Activities

Net cash provided by financing activities was $196.2 million for the nine months ended September 30, 2021, which consisted of proceeds from the issuance of long-term debt of $288.9 million, proceeds from the issuance of Series A preferred stock of $82 million, and $2.7 million of contributions from noncontrolling interests. Cash provided by financing activities was partially off-set by $148.8 million to repay long-term debt, $17.7 million of paid dividends and commitment fees on Series A preferred stock, $3.7 million of debt issuance and extinguishment costs, $4.3 million of deferred transaction costs, $2.8 million for redemption of and distributions to noncontrolling interests, and $0.1 million of contingent consideration.

Net cash provided by financing activities was $39.4 million for the nine months ended September 30, 2020, which consisted primarily of $78.3 million of proceeds from issuance of long-term debt, $14.5 million of proceeds from issuance of Series A preferred stock, and $23.9 million of contributions from noncontrolling interests. Cash provided by financing activities was partially off-set by $39.2 million to repay long-term debt, $13.0 million of paid dividends and commitment fees on Series A preferred stock, $22.5 million in distributions to common equity stockholder, $1.0 million of debt issuance costs, $1.5 million for redemptions of and distributions to noncontrolling interests, and $0.1 million of paid contingent consideration.

Contractual Obligations and Commitments

We enter into service agreements in the normal course of business. These contracts do not contain any minimum purchase commitments. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and the exact terms of the relevant agreement and cannot be reasonably estimated. As of September 30, 2021, we do not expect to cancel these agreements.

The Company has operating leases for land and buildings and has contractual commitments to make payments in accordance with site lease agreements.

Off-Balance Sheet Arrangements

The Company enters into letters of credit and surety bond arrangements with lenders, local municipalities, government agencies and land lessors. These arrangements relate to certain performance-related obligations and serve as security under the applicable agreements. As of September 30, 2021, and December 31, 2020, the Company had outstanding letters of credit and surety bonds totaling $10.6 million and $7.5 million, respectively. We believe the Company will fulfill the obligations under the related arrangements and do not anticipate any material losses under these letters of credit or surety bonds.

Critical Accounting Policies and Use of Estimates

The Company’s discussion and analysis of its financial condition and results of operations are based upon its condensed consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States. The preparation of these condensed consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

Other than the policies noted in Note 2, “Significant Accounting Policies,” in the Company’s notes to condensed consolidated financial statements in this Current Report on Form 8-K, there have been no material changes to its critical accounting policies and estimates as compared to those disclosed in its audited consolidated financial statements as of December 31, 2020, and 2019 and for the years ended December 31, 2020, and 2019.

Emerging Growth Company Status

In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an “emerging growth company,” or an EGC, can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. Thus, an EGC can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. CBAH has elected, and Altus expects to elect, to use the extended transition period for new or revised accounting standards during the period in which they or we, as applicable, remain an EGC.

We expect to remain an EGC until the earliest to occur of: (1) the last day of the fiscal year in which we, as applicable, have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Following the Transactions, we expect to be a “smaller reporting company” meaning that the market value of our stock held by non-affiliates is expected to be less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after the Transactions if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.